UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Penwest Pharmaceuticals Co.

(Name of Subject Company)

Penwest Pharmaceuticals Co.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

709754105

(CUSIP Number of Class of Securities)

Jennifer L. Good

President and Chief Executive Officer

Penwest Pharmaceuticals Co.

2981 Route 22

Suite 2

Patterson, New York

(877) 736-9378

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Stuart M. Falber, Esq.

Michael J. LaCascia, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company is Penwest Pharmaceuticals Co., a Washington corporation (“Penwest” or the “Company”). The address of Penwest’s principal executive offices is 2981 Route 22, Suite 2, Patterson, New York 12563, and Penwest’s telephone number is (877) 736-9378.

(b) Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share, of Penwest. As of August 6, 2010, there were 31,946,576 shares of Penwest common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The name, business address and business telephone number of Penwest, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer by West Acquisition Corp., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on August 20, 2010, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of Penwest common stock at a price per share of $5.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 9, 2010 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Penwest. The Merger Agreement provides, among other things, that following Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Penwest (the “Merger”) in accordance with the Washington Business Corporation Act (the “WBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Penwest common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Penwest common stock that are held by Parent or any direct or indirect wholly-owned subsidiary of Parent and shares held by Penwest shareholders, if any, who properly exercise their dissenters’ rights under the WBCA). Following the Effective Time, Penwest will continue as an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, Merger Sub’s principal address is c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, PA 19317.

Information about the Offer, this Schedule 14D-9, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on Penwest’s website at www.penwest.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between Penwest or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. The Information Statement is being furnished to Penwest’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with Parent’s right to designate persons to Penwest’s Board of Directors (the “Board”) other than at a meeting of shareholders.

Except as set forth in this Item 3, Item 4 below or the Information Statement, to Penwest’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Penwest or its affiliates and (i) Penwest’s executive officers, directors or affiliates or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates.

(a) Agreements Between Penwest and its Executive Officers and Directors

Interests of Certain Persons

Penwest’s executive officers and the members of the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Penwest’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Payable for Outstanding Shares Pursuant to the Offer

If Penwest’s executive officers and directors tender the shares of Penwest common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of common stock on the same terms and conditions as the other shareholders of Penwest. As of August 6, 2010, Penwest’s executive officers and directors beneficially owned an aggregate of 13,482,587 shares of Penwest common stock (excluding unvested restricted common stock, shares underlying stock options and shares underlying warrants). If the executive officers and directors were to tender all 13,482,587 of these shares of Penwest common stock for purchase pursuant to the Offer and those shares were accepted for payment by Merger Sub, the executive officers and directors would receive an aggregate of approximately $67,412,935 in cash. The beneficial ownership of shares of Penwest’s common stock of each director and executive officer is further described in the Information Statement under the heading “Certain Information Concerning Penwest—Beneficial Ownership of Penwest Common Stock.”

Penwest shareholders Tang Capital Partners, LP (“Tang Capital”) and Perceptive Life Sciences Master Fund Ltd. (“Perceptive”), whose principals Kevin Tang and Joseph Edelman, respectively, are members of the Board, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, have entered into Shareholder Tender Agreements with Parent and Merger Sub, dated as of the date of the Merger Agreement, pursuant to which, among other things, they have agreed to tender into the Offer shares of Penwest common stock beneficially owned by them (subject to certain limited exceptions) and not to withdraw any such shares previously tendered. These Shareholder Tender Agreements are described in more detail below, under the subheading “Shareholder Tender Agreements.” 13,456,004 shares of Penwest common stock, comprising approximately 36.2% of Penwest’s fully diluted common stock (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price) as of August 6, 2010 are subject to the Shareholder Tender Agreements.

The tables below set forth information regarding the amount of cash consideration each director and executive officer will receive pursuant to the Offer assuming the shares of common stock beneficially owned by each of Penwest’s directors and executive officers (excluding unvested restricted stock, shares underlying stock options and shares underlying warrants) are tendered pursuant to the Offer and those shares are accepted for payment and purchased by Merger Sub.

DIRECTORS
Name	Number of Shares Owned	Consideration
Peter F. Drake	94,263	$471,315
Joseph E. Edelman	6,476,446	$32,382,230
John G. Lemkey	0	$0
David P. Meeker	32,358	$161,790
Kevin C. Tang	6,695,598	$33,477,990
Anne M. VanLent	44,491	$222,455
Roderick Wong	0	$0
Saiid Zarrabian	0	$0

EXECUTIVE OFFICERS
Name	Number of Shares Owned	Consideration
Anand R. Baichwal	27,930	$139,650
Jennifer L. Good	60,994	$304,970
Amale Hawi	6,500	$32,500
Frank P. Muscolo	3,513	$17,565
Thomas Sciascia	40,494	$202,470

Effect of the Offer and the Merger Agreement on Penwest Stock Options

Penwest has granted stock options to its directors and executive officers under its 2005 Stock Incentive Plan and its 1997 Equity Incentive Plan. Under the terms of the stock options granted under such plans to its directors and executive officers, upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, any such options that are unvested will vest in full and become fully exercisable.

The Merger Agreement permits holders of options to purchase shares of Penwest common stock to conditionally exercise such options without paying the exercise price at the time of exercise and to tender the shares of Penwest common stock issuable upon the exercise of such options in the Offer. Upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, holders so tendering will receive the aggregate Offer Price with respect to the shares of Penwest common stock issuable upon the exercise of such options, less an amount equal to the aggregate exercise price of such options so exercised and less any required withholding taxes. Options granted under the 1997 Equity Incentive Plan that are not conditionally exercised and tendered in the Offer will terminate upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer.

The Merger Agreement also provides that each option to purchase shares of Penwest common stock that remains outstanding immediately before the closing of the Merger (the “Merger Closing”), including stock options held by Penwest’s directors and executive officers, will be cancelled immediately before the Merger Closing. In consideration for such cancellation, the holders of each such option will become entitled to receive, at the Effective Time, an amount of cash equal to the Option Spread Value with respect to such option, less any required withholding taxes. If the exercise price of any option equals or exceeds the amount of the Offer Price, no consideration will be paid with respect to such option. For purposes hereof, “Option Spread Value” means, with respect to an option to purchase shares of Penwest common stock, (i) the number of shares of common stock subject to such option, multiplied by (ii) the excess, if any, of (a) the Offer Price over (b) the per-share exercise price under such option.

As of August 6, 2010, Penwest’s directors and executive officers held options to purchase an aggregate of 1,917,701 shares of Penwest common stock, with exercise prices ranging from $1.56 to $22.67 per share and a weighted average exercise price of $8.66 per share. Of these options, options to purchase 926,500 shares had exercise prices that are less than the Offer Price (“In the Money Options”).

The tables below set forth the aggregate Option Spread Value for each of Penwest’s executive officers and directors, as of August 6, 2010, for: (i) In the Money Options held by them that are vested, (ii) In the Money Options held by them that are unvested but will become fully vested upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, and (iii) all In the Money Options held by them.

DIRECTORS
Name	Aggregate Option Spread Value of Vested In the Money Options	Aggregate Option Spread Value of Unvested In the Money Options	Aggregate Option Spread Value of All In the Money Options
Peter F. Drake	$0	$0	$0
Joseph E. Edelman	$0	$0	$0
John G. Lemkey	$0	$0	$0
David P. Meeker	$39,960	$0	$39,960
Kevin C. Tang	$0	$0	$0
Anne M. VanLent	$39,960	$0	$39,960
Roderick Wong	$0	$0	$0
Saiid Zarrabian	$0	$0	$0

EXECUTIVE OFFICERS
Name	Aggregate Option Spread Value of Vested In the Money Options	Aggregate Option Spread Value of Unvested In the Money Options	Aggregate Option Spread Value of All In the Money Options
Anand R. Baichwal	$256,095	$127,400	$383,495
Jennifer L. Good	$483,100	$274,400	$757,500
Amale Hawi	$313,790	$147,000	$460,790
Frank P. Muscolo	$54,659	$49,000	$103,659
Thomas Sciascia	$369,915	$147,000	$516,915

Effect of the Offer and the Merger Agreement on Penwest Restricted Stock

Penwest has granted restricted stock to its directors under its 2005 Stock Incentive Plan and its 1997 Equity Incentive Plan. Under the terms of the restricted stock granted to its directors under such plans, upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, all such restricted shares will vest in full.

The terms and conditions applicable to shares of restricted Penwest common stock held by Penwest’s directors permit the holders thereof to tender such shares, including unvested shares, in the Offer. Upon Merger Sub’s acceptance for payment of shares of restricted Penwest common stock pursuant to the Offer, Merger Sub will purchase each such share so tendered for the Offer Price, less any required withholding of taxes.

The Merger Agreement provides that each share of restricted Penwest common stock, including unvested shares, that is outstanding immediately prior to the Effective Time, including shares of restricted stock held by Penwest’s directors, shall be cancelled as of the Effective Time. Each such share of restricted stock will be exchanged for an amount in cash equal to the Offer Price.

The table below sets forth information regarding the amount of cash consideration each director will receive pursuant to the Offer in respect of shares of unvested restricted stock assuming such shares are tendered, and accepted for payment by Merger Sub, pursuant to the Offer.

Name	Number of Unvested Shares of Restricted Stock	Consideration
Peter F. Drake	6,000	$30,000
Joseph E. Edelman	0	$0
John G. Lemkey	0	$0
David P. Meeker	6,000	$30,000
Kevin C. Tang	0	$0
Anne M. VanLent	6,000	$30,000
Roderick Wong	20,000	$100,000
Saiid Zarrabian	20,000	$100,000

Effect of the Offer and the Merger Agreement on Penwest Warrants

In March 2008, Penwest issued warrants to purchase an aggregate of 4,070,301 shares of Penwest common stock. The warrants are exercisable on or prior to March 11, 2013, at an exercise price of $3.62 per share.

The Merger Agreement permits holders of warrants to purchase shares of Penwest common stock to conditionally exercise such warrants without paying the exercise price at the time of exercise and to tender the shares of Penwest common stock issuable upon the exercise of such warrants in the Offer. Upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, holders so tendering will receive the aggregate Offer Price with respect to the shares of Penwest common stock issuable upon the exercise of such warrants, less an amount equal to the aggregate exercise price of such warrants so exercised and less any required withholding taxes.

Effective as of the Merger Closing, each warrant to purchase Penwest common stock will become a warrant to receive, subject to the conditions set forth therein, cash consideration in the amount that would have been payable with respect to the shares of Penwest common stock issuable upon exercise of the warrant if such warrant had been exercised immediately prior to the Merger Closing. However, in lieu of such consideration, at the holder’s election exercisable concurrently with or within 30 days after the Merger Closing, a holder of such a warrant will be entitled to receive an amount of cash equal to the value of such warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per share of Penwest common stock equal to the value weighted average price of Penwest common stock for the trading day immediately preceding the date of the Merger Closing, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such warrant as of the date of the Merger Closing and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of August 10, 2010.

Executive Retention Agreements

Penwest is a party to executive retention agreements with each of its executive officers (the “Retention Agreements”). Under these agreements, the executive officers are entitled to separation pay and benefits if their employment is terminated by Penwest other than for cause, disability or death, or by the executive officer for good reason, in each case within 18 months following the date of a change in control of the Company. Under the terms of the Retention Agreements, the election of the three new Class I directors at Penwest’s annual meeting of shareholders held on June 22, 2010 constituted a change in control of the Company, and Merger Sub’s acceptance for payment of shares tendered in the Offer would also constitute a change in control of the Company. Accordingly, upon termination of an executive officer’s employment under the circumstances described above, such executive officer may be entitled to receive:

•	an amount equal to either 200% (in the case of Penwest’s chief executive officer) or 150% (in the case of Penwest’s other executive officers) of the highest annual base salary during the period of the executive’s employment with Penwest, plus the highest annual bonus during the period of the executive’s employment with Penwest, including the target bonus of the executive for the calendar year during which the date of termination occurs, with such amounts to be paid as soon as possible following termination, subject to any delay required by Section 409A of the Internal Revenue Code;

•

the full premium for group medical insurance under the continuation coverage rules known as COBRA, up to the amount that Penwest pays for active and similarly-situated employees who receive the same type of coverage, with such payments to last until the earlier of (i) 24 months (in the case of Penwest’s chief executive officer) or 18 months (in the case of Penwest’s other executive officers) following the date the executive officer’s employment is terminated and (ii) the date the COBRA continuation coverage expires (and a cash payment equal to the Penwest portion of the premiums for the remainder of the period); and

•	full acceleration of the vesting of all stock options and restricted stock held by the executive officer.

The summary of the Retention Agreements contained herein is qualified by reference to the form of Retention Agreement, which is filed herewith as Exhibit (e)(11) and is incorporated herein by reference.

The following table sets forth, as of August 6, 2010, the cash consideration that each of Penwest’s executive officers would receive in accordance with the terms of the Retention Agreements if such individual’s employment were terminated by the Company other than for cause, disability or death, or if such individual terminated his or her employment for good reason following Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer in accordance with the terms of the Retention Agreements:

Name	Severance Payments	Continuation of Health Benefits	Total
Anand R. Baichwal	$513,100	$31,054	$544,154
Jennifer L. Good	$1,240,000	$36,624	$1,276,624
Amale Hawi	$575,500	$10,644	$586,144
Frank P. Muscolo	$315,370	$27,468	$342,838
Thomas Sciascia	$632,050	$31,054	$663,104

Indemnification of Officers and Directors

Section 23B.08.510 of the WBCA allows a corporation to indemnify individuals who are made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding, as long as, (i) the director acted in good faith; (ii) the director reasonably believed, in the case of conduct in the director’s official capacity with the corporation, that his or her conduct was in the corporation’s best interests and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify a director under Section 23B.08.510 of the WBCA (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. Section 23B.08.520 of the WBCA generally requires a corporation to indemnify a director against reasonable expenses incurred by the director in connection with a proceeding (i) in which the director was a party because of being a director in the corporation and (ii) in which the director was wholly successful, on the merits or otherwise.

Sections 23B.08.560 and 23B.08.570 of the WBCA provide that a corporation has the power to obligate itself to indemnify a director, officer, employee or agent made a party to a proceeding, or obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations otherwise set forth in the WBCA, provided that in the case of directors such obligation is authorized in the articles of incorporation or in a bylaw or resolution adopted or ratified by the corporation’s shareholders. However, a corporation may not obligate itself to indemnify any director from or on account of (i) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law; (ii) conduct of the director finally adjudged to be in violation of provisions in the WBCA relating to unlawful distributions to shareholders; or (iii) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled. A corporation’s ability to obligate itself to indemnify officers, employees and agents is subject to similar limitations.

Article VIII of Penwest’s Amended and Restated Bylaws provide for indemnification of Penwest’s directors, officers, employees and agents to the maximum extent permitted by the WBCA. In addition, pursuant to Article VIII of Penwest’s Amended and Restated Bylaws, Penwest shall pay expenses in advance of final disposition of a proceeding, to the fullest extent to which Penwest is empowered; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made to or on behalf of a director, officer, employee or agent only upon delivery to the corporation of an undertaking, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it shall ultimately be determined, that such director, officer, employee or agent is not entitled to be indemnified. Penwest’s Amended and Restated Bylaws provide that such rights to indemnification and payment of expenses are contract rights.

The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent will, and will cause the surviving corporation of the Merger (the “Surviving Corporation”) to, indemnify and hold harmless each person who is, or was at any time prior to the date of the Merger Agreement, a director or officer of Penwest (the “Indemnified Parties”) to the same extent such persons were indemnified as of the date of the Merger Agreement against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to acts or omissions occurring at or prior to the Effective Time, whether asserted prior to, at or after the Effective Time, to the fullest extent permitted by law (including to the fullest extent authorized or permitted by any amendments to or replacements of the WBCA adopted after the date of the Merger Agreement that increase the extent to which a corporation may indemnify its officers and directors). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent or the Surviving Corporation within ten business days of receipt by Parent or the Surviving Corporation of a request for such advancement by the Indemnifying Party; provided, that such Indemnified Party shall promptly reimburse Parent or the Surviving Corporation for any expenses so advanced if it is subsequently determined that such individual was not entitled to indemnification.

The Merger Agreement also provides that for not less than six years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain, and the Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Penwest than are set forth in the articles of incorporation and bylaws of Penwest as in effect on the date of the Merger Agreement.

The Merger Agreement further provides that for not less than six years from and after the Effective Time, the Surviving Corporation will maintain, at no expense to the beneficiaries, the policies of directors’ and officers’ liability insurance maintained by Penwest as of the date of the Merger Agreement with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) for the individuals who have served as directors and officers of Penwest prior to the Effective Time, so long as the annual premium for such insurance would not be in excess of 250% of the last annual premium paid prior to the Effective Time. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Parent and Merger Sub

Merger Agreement. The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled “Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference. The Offer to Purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement governs the contractual rights among Parent, Merger Sub and Penwest in relation to the Offer and the Merger.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Penwest’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or Penwest in Penwest’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or Penwest. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and are qualified by information set forth on confidential schedules. Accordingly, shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. Penwest and Endo Pharmaceuticals Inc. (“Endo”), a subsidiary of Parent, are parties to a confidentiality agreement dated July 30, 2010 (the “Confidentiality Agreement”), pursuant to which, among other things and subject to certain exceptions, each agreed to keep confidential and not disclose non-public and proprietary information it learns of, it becomes aware of, or that is disclosed to it, in connection with the exploration of a mutually beneficial relationship which may result in a merger, acquisition of other consolidation of the businesses of the parties (the “Purpose”), except in accordance with the terms of the Confidentiality Agreement, and to use such information solely for the Purpose and, if a business relationship is consummated, carrying out such business relationship.

The summary of the Confidentiality Agreement contained herein is qualified entirely by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(12) and is incorporated herein by reference.

Shareholder Tender Agreements. Penwest shareholders Tang Capital and Perceptive, whose principals Kevin Tang and Joseph Edelman, respectively, are members of the Board, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, have entered into Shareholder Tender Agreements with Parent and Merger Sub, dated as of the date of the Merger Agreement, pursuant to which, among other things, they have agreed to tender into the Offer shares of Penwest common stock beneficially owned or acquired by them (subject to certain limited exceptions) and not to withdraw any such shares previously tendered, and to vote, and have appointed Parent as their proxy to vote, all such shares in favor of the Merger. Such shareholders have also agreed not to sell, transfer, assign or otherwise dispose of any such shares other than pursuant to the Offer. The Shareholder Tender Agreements provide that such shareholders shall not solicit an alternative acquisition proposal.

The Shareholder Tender Agreements are summarized in the section of the Offer to Purchase titled “Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements,” which summary is incorporated herein by reference. 13,456,004 shares of Penwest common stock, comprising approximately 36.2% of Penwest’s fully diluted common stock (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price) as of August 6, 2010 are subject to the Shareholder Tender Agreements.

The summary of the Shareholder Tender Agreements contained herein is qualified in its entirety by reference to the Form of Shareholder Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Ownership of Penwest Common Stock. The Offer to Purchase states that Parent and Merger Sub do not own any shares of Penwest common stock.

Board Designees. The Merger Agreement provides that effective upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this right) and (ii) the percentage that the number of shares of Penwest common stock beneficially owned by Parent and/or Merger Sub at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Penwest common stock outstanding. Penwest has agreed that it will, promptly following Parent’s written request, cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be at the election of Parent, including the selection of the individuals designated for resignation). Penwest has also agreed to take such actions necessary to cause Parent’s designees to be “Continuing Directors” under Penwest’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and to cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board in proportion to the number of directors designated by Parent to the Board.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the affirmative vote of a majority of the directors then in office who were not so designated by Parent will be required to authorize any termination of the Merger Agreement by Penwest, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Penwest or any of Penwest’s rights or benefits under the Merger Agreement and any amendment of Penwest’s Articles of Incorporation.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Parent intends to designate representatives to the Board from among the officers of Parent. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference.

Amended and Restated Strategic Alliance Agreement. In September 1997, the Company entered into a strategic alliance agreement with Endo with respect to the development of Opana ER, an extended release formulation of oxymorphone hydrochloride using the Company’s TIMERx technology. This agreement was amended and restated in April 2002, and further amended in January 2007, July 2008, March 2009, April 2010, June 2010 and on August 9, 2010 when the Merger Agreement was signed (as so amended, the “Amended and Restated Strategic Alliance Agreement”).

Under the agreement, the Company agreed to supply bulk TIMERx material to Endo, the selling price of which is contractually determined and may be adjusted annually, and Endo agreed to manufacture and market Opana ER in the United States. The Company also agreed with Endo that any development and commercialization of Opana ER outside the United States would be accomplished through licensing to third parties approved by both Endo and the Company, and that the Company and Endo would divide equally any fees, royalties, payments or other revenue received by the parties in connection with such licensing activities. In June 2009, Endo signed a collaboration agreement with Valeant Pharmaceuticals International (“Valeant”) to develop and commercialize Opana ER in Canada, Australia and New Zealand.

Under the current terms of the Company’s agreement with Endo:

•

Endo has agreed to pay the Company royalties on U.S. sales of Opana ER calculated based on a royalty rate starting at 22% of annual net sales of the product up to $150 million of annual net sales, with the royalty rate then increasing, based on agreed-upon levels of annual net sales achieved, from 25% up to a maximum of 30%. In the June 2010 amendment however, the parties agreed that the royalty rate would be fixed at 22% during the period from April 1, 2010 through December 31, 2012 (the “2010-2012 Royalty Period”), provided that with respect to the fourth quarter of 2012, the rate would be adjusted to a rate that would result in the aggregate royalties paid to the Company for the 2010-2012 Royalty Period being $7.3 million less than the aggregate royalties that would otherwise have been paid to the Company if the royalty rate had not been fixed at 22%. The parties also agreed in the June 2010 amendment that the royalty rate on net sales of Opana ER would be fixed at 20% during 2013, provided that with respect to the fourth quarter of 2013, the rate would be adjusted to a rate that would result in the aggregate royalties paid to the Company for 2013 being $700,000 less than the aggregate royalties that would have been paid to the Company if the royalties had not been fixed at 20%.

•

No royalty payments were due to the Company for the first $41 million of royalties that would otherwise have been payable to the Company beginning from the time of the product launch in July 2006 (the “Royalty Holiday”). In the third quarter of 2008, the Royalty Holiday ended. The Company recognized royalties from Endo related to sales of Opana ER of $12.3 million and $4.4 million for the three month periods ending June 30, 2010 and 2009, respectively, and $19.5 million and $4.4 million for the six month periods ended June 30, 2010 and 2009, respectively.

•

The Company’s share of the development costs for Opana ER that it opted out of funding in April 2003 totaled $28 million and was recouped by Endo through a temporary 50% reduction in royalties. Commencing in the third quarter of 2008, the Company began to receive reduced royalty payments from Endo, with such temporary reductions to continue until the $28 million was fully recouped. In the three month period ended March 31, 2010, Endo recouped the remaining balance of unfunded development costs and, as a result, the temporary 50% reduction in the royalty rate ended.

•	Endo will pay the Company a percentage of any sublicense income it receives and milestone payments of up to $90 million based upon the achievement of agreed-upon annual net sales thresholds.

In March 2009, the Company and Endo entered into a Third Amendment to the Amended and Restated Strategic Alliance Agreement with respect to Opana ER, effective January 1, 2009 (the “Third Amendment”). Under the terms of the Third Amendment, Endo agreed to directly reimburse the Company for costs and expenses incurred by the Company in connection with patent applications and patent maintenance related to Opana ER. If any of such costs and expenses are not reimbursed to the Company by Endo, the Company may bill Endo for these costs and expenses through adjustments to the pricing of TIMERx material that the Company supplies to Endo for use in Opana ER. In connection with the Third Amendment, Endo reimbursed the Company for such costs and expenses incurred prior to December 31, 2008, which had been capitalized as patent assets, in the amount of $206,000. Such payment, as well as reimbursement by Endo of an additional $23,000 in patent costs incurred prior to the Third Amendment, was received by the Company in the second quarter of 2009. The Company credited such reimbursements to its patent assets in 2009. Such patent related costs and expenses incurred by the Company subsequent to the Third Amendment have either been reimbursed or are expected to be reimbursed to the Company by Endo, with such reimbursements recorded by the Company as offsets to its costs.

On June 8, 2009, Endo and Valeant signed a license agreement granting Valeant the exclusive right to develop and commercialize Opana ER in Canada, Australia and New Zealand (the “Valeant Agreement”). Under the terms of the Valeant Agreement, Valeant paid Endo an up-front fee of C$2 million, and agreed to make payments totaling up to C$1 million upon the achievement of sales milestones in Canada, and payments totaling up to AUS $1.1 million upon achievement of regulatory and sales milestones in Australia and New Zealand. In addition, Valeant agreed to pay tiered royalties ranging from 10% to 20% of annual net sales of Opana ER in each of the three countries, subject to royalty reductions upon patent expiration or generic entry. The Valeant Agreement also includes rights to Opana®, the immediate release formulation of oxymorphone developed by Endo in which the Company has no rights. In connection with the Valeant Agreement, the Company signed a supply agreement with Valeant, agreeing to supply bulk TIMERx material to Valeant for its use in manufacturing Opana ER under the Valeant Agreement, the selling price of which will approximate Penwest’s cost, as defined in the agreement, and may be adjusted annually. The supply agreement is for a ten year term and may be terminated upon the occurrence of certain events including Valeant’s discontinuation of marketing Opana ER in the licensed territories.

In connection with the Valeant Agreement and the Company’s supply agreement with Valeant, on June 8, 2009, the Company and Endo signed a consent agreement, consenting to these arrangements and confirming the share of the payments to be made by Valeant that would be due to the Company. In July 2009, the Company received payment from Endo in the amount of $764,000 for the Company’s share of the up-front payment received by Endo under the Valeant Agreement, which amount the Company recorded as deferred revenue. The Company began to recognize revenue from this up-front payment in the third quarter of 2009, and expects to recognize revenue on the remainder of this payment ratably over the remaining estimated marketing period. The Company and Endo will share equally in the royalties and sales milestones received from Valeant for Opana ER under the terms of the Valeant Agreement. In the first quarter of 2010, Valeant filed a New Drug Submission for marketing approval for Opana ER in Canada.

On April 8, 2010, the Company and Endo entered into a Fourth Amendment to the Amended and Restated Strategic Alliance Agreement (the “Fourth Amendment”). Under the terms of the Fourth Amendment, the Company granted Endo an exclusive license under various patents to make, use and commercialize in the United States additional extended-release products containing oxymorphone HCl. Endo may grant sublicenses under such license with the prior written consent of the Company, which the Company may not unreasonably withhold. Sales of such additional products in the United States will be aggregated with sales of Opana ER in the United States for purposes of determining royalties payable to the Company. The Company is entitled to the same portion of payments obtained by Endo from sublicensees with respect to such additional products in the United States as with respect to Opana ER in the United States.

On June 8, 2010, the Company and Endo entered into a Fifth Amendment to the Amended and Restated Strategic Alliance Agreement (the “Fifth Amendment”). Under the terms of the Fifth Amendment, the Company and Endo amended the royalty rates provided for by the agreement in accordance with the description of the current financial terms described above.

On August 9, 2010, Penwest and Endo entered into the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement (the “Sixth Amendment”). The provisions of the Sixth Amendment will not be effective unless and until Merger Sub accepts for payment shares of Penwest common stock pursuant to the Offer and Parent becomes the majority owner of Penwest. The Sixth Amendment provides, among other things, that, following Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, Endo will have sole control with respect to all decisions and actions pertaining to Opana ER and Endo will no longer be subject to any diligence/efforts requirement or to the non-solicitation provisions with respect to Penwest employees.

The summary of the Amended and Restated Strategic Alliance Agreement contained herein is qualified entirely by reference to the Amended and Restated Strategic Alliance Agreement, which is filed herewith as Exhibits (e)(13) through (e)(19) and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of Penwest’s Board

Recommendation of Penwest’s Board

The Board, at a meeting duly called and held on August 9, 2010, by unanimous vote:

•	determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of the Company;

•

adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	resolved to recommend that the Company’s shareholders accept the Offer and approve the Merger and the Plan of Merger (as defined in the Merger Agreement).

Accordingly, the Board unanimously recommends that Penwest’s shareholders ACCEPT the Offer, tender their shares of Penwest common stock pursuant to the Offer and approve the Merger and the Plan of Merger.

(b) Background of the Transaction

In 2009 and 2010, in connection with its annual meetings of shareholders, the Company engaged in proxy contests with Tang Capital and Perceptive regarding the nominees for election as directors of the Company and certain other proposals, including a proposal requesting that the Board take prompt and thoughtful action to wind down substantially all of the Company’s operations. At the 2009 annual meeting of shareholders, Penwest’s shareholders elected to the Board the two nominees of Tang Capital and Perceptive and approved the wind down proposal. At the 2010 annual meeting of shareholders, Penwest’s shareholders elected three new directors to the Board, each of whom was nominated by Tang Capital and Perceptive.

Shortly after the certification of the election of these three new directors, on July 6, 2010, the new Board met telephonically and adopted new operating priorities for Penwest. These new priorities included winding down certain aspects of the Company’s operations and returning capital to Penwest shareholders in the most tax-efficient manner available.

Penwest has an on-going collaboration with Endo for Opana ER pursuant to the terms of the Amended and Restated Strategic Alliance Agreement. As a result of this collaboration, Penwest regularly discusses with Endo various business matters relating to Opana ER.

On July 16, 2010, Ms. Good received a call from Julie McHugh, Parent’s Chief Operating Officer, and Blaine Davis, Parent’s Vice President of Corporate Affairs informing Ms. Good that Endo had been working with a collaborator on a tamper resistant extended release formulation of oxymorphone that was not formulated with Penwest’s TIMERx technology (the “TRF Product”), and that Endo had recently filed a new drug application with the FDA for the TRF Product. Mr. Davis also informed Ms. Good that Parent planned to announce the filing of the new drug application for the TRF Product in the coming weeks. The parties then discussed the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement. Ms. McHugh and Ms. Good agreed to speak early the following week after they both had an opportunity to discuss the matter internally.

On July 20, 2010, the Board met telephonically with the Company’s counsel to discuss the TRF Product and Penwest’s legal rights under the Amended and Restated Strategic Alliance Agreement with respect to the TRF Product.

Ms. Good spoke with Ms. McHugh by telephone on July 20, 2010, during which call they discussed Endo’s planned announcement of its new TRF Product and the potential implications under the Amended and Restated Strategic Alliance Agreement of the TRF Product.

On July 21, 2010, Ms. Good and Ms. McHugh had a follow-up call regarding the TRF Product, during which the parties discussed further the potential implications under the Amended and Restated Strategic Alliance Agreement of the TRF Product and agreed to meet in person to try to address these implications.

On July 22, 2010, the Board met telephonically to discuss Ms. Good’s July 21, 2010 conversation with Ms. McHugh and to further discuss the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement.

On July 23, 2010, Ms. Good met with Alan Levin, Parent’s Executive Vice President and Chief Financial Officer, Caroline Manogue, Parent’s Executive Vice President and Chief Legal Officer, other members of Parent’s in-house legal team. Ms. McHugh and representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, and Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to Penwest, attended the meeting telephonically. At the meeting, the parties expressed their differing views as to the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement, including in particular their views as to the applicability of the exclusivity provision in the agreement. The parties then discussed various business solutions intended to resolve the parties’ differing views. As part of this discussion, Mr. Levin inquired whether Penwest would be interested in being acquired for $4.00 per share in all cash. Mr. Levin stated that Parent could conduct its diligence review quickly and execute a definitive agreement for the transaction within 30 days. Ms. Good advised Parent that she would discuss the offer with the Board. Ms. Good also advised Parent that an announcement of the TRF Product in Parent’s quarterly earnings call scheduled for the following week would jeopardize any discussions of a business solution to the matter.

On July 25, 2010, the Board, along with Penwest’s advisors from WilmerHale and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), which had previously provided investment banking services to the Company from time to time, met telephonically to discuss Ms. Good’s meeting with Parent and its offer to acquire Penwest. The Board also discussed the differing views of Penwest and Parent as to the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement and the potential remedies for Penwest under the agreement and the risks and uncertainties associated with Penwest’s position. Also at the meeting, the Board requested that BofA Merrill Lynch prepare a sum of the parts analysis of Penwest based on management’s projections.

On July 26, 2010, the Board met telephonically to discuss further Parent’s interest in potentially acquiring Penwest and the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement. Representatives of BofA Merrill Lynch and WilmerHale participated in the meeting. At the meeting, the Board discussed various aspects of Penwest’s business, including the potential value of asserting Penwest’s position regarding the TRF Product, the likelihood of success of such position, and the implications of the TRF Product on royalties Penwest receives from Parent. Following the discussion, representatives of BofA Merrill Lynch discussed with the Board a preliminary sum of the parts analysis of Penwest. The Board then discussed the projections of management that were used by BofA Merrill Lynch in preparing the analysis and changes that management should make to the projections so that such projections and analysis would be more reflective of the Company’s current strategic plans. The Board determined to pursue discussions with Parent and to seek additional value from Parent to reach a potentially acceptable acquisition proposal. The Board also determined to engage BofA Merrill Lynch to represent the Company in the potential transaction with Parent.

On July 27, 2010, Ms. Good and representatives of BofA Merrill Lynch participated in a conference call with Mr. Levin and Ms. Manogue of Parent. On this call Ms. Good informed Parent that the Board was not willing to engage in discussions and negotiations regarding the sale of Penwest at the price offered by Parent. Representatives of BofA Merrill Lynch and Ms. Good then discussed with the representatives of Parent several potential components of value within Penwest and Ms. Good advised the representatives of Parent that the Board was willing to engage in discussions and negotiations regarding the sale of the Company at a price of $6.50 per share in cash. Ms. Good informed the representatives of Parent that if the parties were unable to reach agreement on the proposed business combination, Penwest was prepared to exercise its rights under the Amended and Restated Strategic Alliance Agreement, including the right to commence dispute resolution proceedings.

In the morning of July 28, 2010, Mr. Levin, Ms. Manogue and representatives of Lazard Frères, Parent’s investment bankers, met telephonically with Ms. Good and representatives of BofA Merrill Lynch. During this meeting, Parent offered $4.25 per share in cash. The parties also discussed a potential spin-out of Penwest’s development assets to the Penwest shareholders as a means of giving Penwest shareholders value for the development assets. Mr. Levin indicated that Parent would be willing to consider a spin-out of the development assets, so long as such spin-out could be done at no cost to Parent. Ms. Good indicated that she would discuss this proposal with the Board. Mr. Levin confirmed Parent could work on a timeline to execute definitive documents by August 10, 2010.

On July 28, 2010, the Board met telephonically to discuss Parent’s revised offer. Representatives of BofA Merrill Lynch and WilmerHale participated. The Board discussed the revised offer, alternative structures involving the possible spinoff to Penwest’s shareholders of Penwest assets and other potential solutions to resolve the differing views between the parties regarding the TRF Product. The Board instructed Ms. Good to communicate to Parent that the Board would be willing to proceed on the basis of an offer involving a price of $5.00 per share and the spinoff by Penwest to its shareholders of the assets in its drug delivery business and its assets related to its A0001 product candidate, plus $5 million to $7 million in cash. Ms. Good then called Mr. Levin and Ms. Manogue to convey this position.

Later, on July 28, 2010, Mr. Levin called Ms. Good to express Parent’s willingness to proceed under alternative structures: (i) Parent would acquire Penwest for a price of $4.50 per share in cash after the spinoff of assets to Penwest shareholders; or (ii) Parent would acquire all of Penwest without any spinoff of assets for a price of $4.75 per share in cash. Mr. Levin reiterated Parent’s commitment to signing by August 10, 2010, and stated that Parent would expect tender support agreements from Tang Capital and Perceptive.

In the evening of July 28, 2010, the Board met telephonically to discuss Parent’s proposal. Representatives of BofA Merrill Lynch and WilmerHale participated. After a lengthy discussion, which included discussions regarding the cost and complexity of a spinoff by Penwest of its assets, the Board authorized Ms. Good to advise Parent that Penwest would be willing to proceed with negotiations with respect to an acquisition of the Company at a price of $5.00 per share in cash. Ms. Good then called Mr. Levin and Ms. Manogue, and the parties agreed to proceed on this basis.

From July 30, 2010 through August 9, 2010, representatives of Penwest provided information to representatives of Parent regarding Penwest’s business, and Parent and its advisors conducted a due diligence investigation of Penwest.

On July 30, 2010, the first drafts of the merger agreement and the tender agreements were circulated by Parent. Penwest reviewed the draft merger agreement over the weekend and returned a draft back to Parent on Monday, August 2, 2010. Ms. Good provided the Board with a status update on August 2, 2010.

On August 3, 2010, Parent circulated a revised draft of the merger agreement.

On August 4, 2010, the Board met telephonically to discuss its fiduciary duties with respect to the proposed transaction, possible terms and unresolved issues in the draft merger agreement and questions regarding the draft merger agreement. Representatives of BofA Merrill Lynch and WilmerHale participated.

On August 5, 2010 Penwest, together with its counsel and financial advisors, and Parent, together with its counsel and financial advisors, met telephonically to discuss unresolved issues in the merger agreement.

On August 6, 2010, Penwest circulated a revised draft of the merger agreement.

On August 7, 2010, Parent circulated a revised draft of the merger agreement and revised drafts of the tender agreements, and the Board met telephonically to discuss unresolved issues in those agreements. Representatives of BofA Merrill Lynch and WilmerHale participated.

On August 8, 2010 Penwest, together with its counsel and financial advisors, and Parent, together with its counsel and financial advisors, met telephonically to discuss unresolved issues in the merger agreement.

On August 8, 2010, both Penwest and Parent circulated revised drafts of the merger agreement and the Board met telephonically to discuss unresolved issues in the merger agreement. Representatives of BofA Merrill Lynch and WilmerHale participated.

On August 9, 2010, a meeting of the Board was held to evaluate the proposed transaction with Parent. At the meeting, BofA Merrill Lynch reviewed with the Board its financial analysis of the Offer Price and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 9, 2010, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of shares of Penwest common stock in the Offer and the Merger (other than Parent, Merger Sub, each Company 13D Filer and their respective affiliates), was fair, from a financial point of view, to such holders. Also, at this meeting, representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction. Representatives of WilmerHale then reviewed with the Board the terms of the Merger Agreement, which had been provided to members of the Board on August 8, 2010. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Parent’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the non-solicitation and fiduciary out provisions and related termination rights of Penwest and Parent, the amount of the proposed termination fee (which was proposed to be 2.98% of the equity value of the transaction, or $5.0 million), and Penwest’s remedies in the event of a breach of the Merger Agreement by Parent. It was noted that there were no open issues in the Merger Agreement.

The Board engaged in additional deliberations concerning the sale of Penwest and after considering these deliberations, the proposed terms of the Merger Agreement and the factors described under “—Reasons for the Transaction and Recommendation of the Board,” the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of the Company, adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and resolved to recommend that the Company’s shareholders accept the Offer and approve the Merger and the Plan of Merger (as defined in the Merger Agreement).

Penwest and Parent executed the Merger Agreement during the afternoon on August 9, 2010. Shortly thereafter, each separately publicly announced the execution of the Merger Agreement.

(c) Reasons for the Transaction and Recommendation of the Board

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board consulted with the Company’s Chief Executive Officer and its financial and legal advisors and considered a number of factors, including the following:

•	the value of the consideration to be received by Penwest shareholders pursuant to the Offer and the Merger, including:

•

that $5.00 per share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 46.6% premium to $3.41, the average closing price of Penwest common stock for the 30 calendar day period prior to announcement of the transaction, and a 50.6% premium to $3.32, the average closing price of Penwest common stock for the 90 calendar day period prior to announcement of the transaction;

•	that Penwest shareholders will be entitled to receive the consideration in cash, which provides certainty of value to Penwest’s shareholders;

•

that this cash offer represents the quickest means of returning capital to Penwest’s shareholders— consistent with the strategy adopted by the Board in July 2010 to return capital to Penwest’s shareholders in the most tax efficient manner available;

•

its view as to the likely interest of third parties to acquire Penwest, particularly in light of the risks and uncertainties the existing strategic alliance between Penwest and Endo would pose for a potential third party acquirer and the level of interest of third parties in acquiring the Company during the pendency of the proxy contests with respect to the 2009 and 2010 annual meetings of Penwest shareholders;

•	its belief that an acquisition of Penwest would be more valuable to Parent than to third parties in light of the existing strategic alliance between Penwest and Endo;

•

its belief that the Offer and the Merger were more favorable to Penwest shareholders than any other alternative reasonably available to Penwest and its shareholders, including the alternative of remaining a stand-alone, independent company;

•

the change in the strategic direction of Penwest adopted by the Board following the election of three new Class I directors at the June 2010 annual shareholder meeting to one focused on returning Penwest’s capital to its shareholders (whether through share repurchases, special dividends or other transactions) and the potential tax advantages for Penwest’s shareholders of the Offer and the Merger as compared to share repurchases, special dividends or other transactions executed for the purpose of returning Penwest’s capital to its shareholders;

•

historical and current information concerning Penwest’s business, including Penwest’s financial performance and condition, operations, management and competitive position, current industry and economic and market conditions, and Penwest’s prospects if it were to remain a stand-alone, independent company;

•	prospects for Opana ER maintaining its market position, including the anticipated entry of generic competition in 2011 and 2013 and the potential introduction by Endo of its TRF Product;

•	the risks and uncertainties associated with any potential dispute under the Amended and Restated Strategic Alliance Agreement relating to the TRF Product;

•	the estimates of Penwest’s future financial performance prepared by management, as described below under the caption “Financial Projections”;

•

the opinion of BofA Merrill Lynch, dated August 9, 2010, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by holders of shares of Penwest common stock in the Offer and the Merger (other than Parent, Merger Sub, each Company 13D Filer and their respective affiliates), as more fully described below in the section entitled “Opinion of Penwest’s Financial Advisor”;

•

current financial market conditions, and historical market prices, volatility and trading information with respect to Penwest’s common stock, including the possibility that if Penwest remained as a stand-alone, independent company, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of Penwest common stock in the open market or in a future transaction might be less than the $5.00 per share cash price to be paid pursuant to the Offer and the Merger;

•

that the amount of capital returned to Penwest’s shareholders on a present value basis or at all through special dividends, share repurchases or other transactions executed by Penwest might be less than the $5.00 cash price to be paid pursuant to the Offer and the Merger;

•	the terms and conditions of the Merger Agreement, including:

•

the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or Parent shareholder approval condition to Parent and Merger Sub’s obligation to complete the Offer;

•

the ability of the Board, under specified circumstances, to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or is reasonably likely to lead to a superior acquisition proposal and, upon the payment to Parent of a termination fee of $5.0 million, to terminate the Merger Agreement to accept a superior acquisition proposal with the Shareholder Tender Agreements also terminating upon such termination;

•

the Board’s belief that the termination fee of $5.0 million payable to Parent in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

•

the provision for a two-step transaction structure, with the Offer followed by the Merger, which may expedite payment to Penwest shareholder who tender their shares in the Offer as compared to alternative structures;

•

the course of discussions and negotiations between Penwest and Parent, resulting in an increase totaling $1.00 per share, or 25% above the initial price per share indicated by Parent, improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per share that Parent was willing to pay and that these were the most favorable terms to Parent to which Parent was willing to agree;

•

that under Washington law, Penwest shareholders who do not tender their shares in the Offer, do not vote in favor of the Merger and comply with other specified statutory procedures have the right to dissent from the transaction and be paid in cash the fair value, as determined by agreement between the dissenting shareholders and Penwest or by a superior court of the State of Washington, for their shares;

•	its view of Parent’s ability to fund the consideration payable pursuant to the Offer and the Merger; and

•	its view of the fiduciary duties and responsibilities of the Board under applicable law.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

•	the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of Penwest’s control;

•

if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on Penwest’s business, including its significant customer, supplier and other key relationships, Penwest’s ability to attract and retain key personnel and Penwest’s overall competitive position;

•	that gains from an all-cash transaction would be taxable to Penwest shareholders for U.S. federal income tax purposes;

•

the restrictions that the Merger Agreement imposes on soliciting competing proposals, and the fact that Penwest would be obligated to pay the termination fee of $5.0 million to Parent under specified circumstances;

•

the restrictions on the conduct of Penwest’s business prior to the completion of the Merger, requiring Penwest to conduct its business only in the ordinary course of business consistent with past practice, and subjecting Penwest to other specified restrictions, which may delay or prevent Penwest from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•

that approximately 36.2% of Penwest’s fully diluted common stock (which includes the number of shares of Penwest common stock outstanding, together with the shares of Penwest common stock that Penwest may be required to issue pursuant to warrants, options or other obligations that are exercisable at prices less than the Offer Price) is subject to Shareholder Tender Agreements obligating the shareholders party thereto to tender such shares in the Offer notwithstanding a change in the Board’s recommendation with respect to the Offer and the Merger unless the Merger Agreement is terminated;

•

that Penwest will no longer exist as a stand-alone, independent company and that Penwest shareholders will no longer benefit from the future financial performance or any appreciation in the value of Penwest;

•	the possibility that another party might have been willing to pay a higher purchase price for Penwest than the $5.00 per share price agreed to by Parent;

•

the possibility that, although the Offer and the Merger provide Penwest shareholders the opportunity to realize a premium to the price at which Penwest common stock traded prior to the public announcement of the transactions, the price of Penwest common stock might have increased in the future to a price greater than $5.00 per share or that the amount of capital returned to Penwest’s shareholders on a present value basis (or at all) through special dividends, share repurchases or other transactions executed by Penwest might exceed the $5.00 cash price provided by the Offer and the Merger;

•

that Penwest did not inquire as to the interest of third parties in a strategic transaction with Parent prior to entering into the Merger Agreement although the Board was satisfied that the terms of the Merger Agreement, including the ability of the Board, under specified circumstances, to exercise it fiduciary duties to consider unsolicited takeover proposals and the amount of the termination fee payable by Penwest upon the termination of the Merger Agreement to accept a superior acquisition proposal, would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal; and

•

the interests of Penwest’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading “Agreements Between Penwest and its Executive Officers and Directors.”

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board. The Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Board deemed relevant. In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating the above factors and consulting with its legal counsel and its financial advisors, the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the shareholders of the Company and adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and declared it advisable that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Board unanimously recommends that Penwest shareholders ACCEPT the Offer, tender their shares of Penwest common stock pursuant to the Offer and approve the Merger and the Plan of Merger.

(d) Financial Projections

During our consideration of the transactions contemplated by the Merger Agreement, as described in “The Solicitation or Recommendation – Background of the Transaction” beginning on page 13, our management provided BofA Merrill Lynch with financial forecasts of our operating performance prepared by our management for fiscal years (i) 2010 through 2020 relating to Opana ER, (ii) 2010 through 2022 relating to the Company’s drug delivery collaborations, and (iii) fourth quarter of 2010 through 2027 relating to its A0001 Program.

These financial forecasts reflected the following material assumptions:

•	With respect to Opana ER (both U.S. and Ex U.S.),

•	Competition from generic Opana ER for two dosage strengths beginning in July 2011 and remaining strengths, including the key dosage strengths, in January 2013

•	Endo’s launch of an authorized generic version of Opana ER

•	Probability adjusted for potential introduction by Endo of the TRF product at different potential dates

•	The level of market acceptance of the TRF Product over the first three years of launch similar to the level of market acceptance of Opana ER during the three years after its launch

•	Royalty rate on Opana ER will be approximately 21.7%

•	Minimal operating expenses

•	Management estimates of additional operating income (probability-adjusted) derived under the Amended and Restated Strategic Alliance Agreement

•	With respect to the Company’s TIMERx franchise,

•	Royalties under the Company’s collaborations beginning in 2014

•	50% probability of approval and commercial sale of products under collaborations

•	No revenue from new collaborations

•	Operating expenses covered by drug collaborators

•	With respect to its A0001 Program,

•	Product candidate is out-licensed to third party in 2011

•	Assumes $5 million in up-front payments, $2 million payment upon approval in 2013, probability-adjusted, and 1% net royalty upon product launch in 2014, probability-adjusted

•	Minimal operating expenses for years following 2010

•	20% probability of approval and commercial sale of product

•	With respect to net operating losses and corporate overhead,

•	Assumes September 30, 2010 closing and 40% tax rate

These forecasts reflected the following estimates of our future financial performance:

U.S. Opana ER

($ in millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Revenue ($)	43.3	45.2	38.6	16.9	15.2	13.0	11.0	9.2	7.7	6.0	5.1
EBITDA ($)	42.8	44.8	60.8	28.4	25.8	22.4	19.1	16.4	14.0	11.3	10.0
Unlevered Free Cash Flow ($)	25.9	27.2	36.5	17.1	15.5	13.4	11.5	9.8	8.4	6.8	6.0

Ex-U.S. Opana ER

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Canadian royalties ($)	—	0.2	0.4	0.6	1.0	1.1	1.2	0.3	0.1	0.1	0.1
International royalties ($)	—	—	0.1	0.2	0.3	0.5	0.6	0.6	0.2	0.1	—
Unlevered Free Cash Flow ($)	—	0.1	0.3	0.5	0.8	1.0	1.1	0.5	0.2	0.1	0.1

TIMERx

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Revenue ($)	3.5	—	—	—	0.9	1.9	3.8	3.9	3.9	3.9	4.0	1.0	0.2
EBITDA ($)	—	—	—	—	0.8	1.8	3.6	3.6	3.7	3.7	3.8	0.9	0.2
Unlevered Free Cash Flow ($)	—	—	—	—	0.5	1.1	2.2	2.2	2.2	2.2	2.3	0.6	0.1

A0001

	4Q 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Revenue ($)	—	5.0	—	0.4	0.2	0.4	0.6	0.6	0.6	0.7	0.7
EBITDA ($)	(1.6)	4.5	—	0.4	0.2	0.4	0.6	0.6	0.6	0.7	0.7
Unlevered Free Cash Flow ($)	(1.0)	4.5	—	0.2	0.1	0.2	0.4	0.4	0.4	0.4	0.4

	2021	2022	2023	2024	2025	2026	2027
Revenue ($)	0.4	0.2	0.1	0.1	0.1	0.1	—
EBITDA ($)	0.4	0.2	0.1	0.1	0.1	0.1	—
Unlevered Free Cash Flow ($)	0.2	0.1	0.1	—	—	—	—

Net Operating Losses

	2010	2011	2012	2013	2014 – 2027
Tax Benefit ($)	10.7	6.1	2.5	1.4	1.1 annually

Corporate Overhead

	2010	2011	2012	2013	2014	2015	2016	2017	2018
Corporate Expenses ($)	(5.8)	(6.0)	(6.2)	(6.5)	(6.7)	(7.0)	(7.3)	(7.6)	7.9
Unlevered Free Cash Flow ($)	(2.3)	(2.5)	(2.6)	(2.7)	(2.9)	(3.0)	(3.2)	(3.3)	(3.5)

The financial forecasts shown above are included to provide our shareholders access to certain nonpublic information considered by the Board during its evaluation of the transactions contemplated by the Merger Agreement. The inclusion of this information should not be regarded as an indication to any shareholder that the Board or any other recipient of this information considered, or now considers, actual future results will necessarily reflect these projections, and it should not be relied upon as such. The forecasts reflect numerous estimates and assumptions with respect to industry and specific third party performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than such forecasts. As the forecasts cover multiple years, such information becomes by its nature less predictive with each successive year. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. In addition, our management prepared these forecasts before the execution of the Merger Agreement and, accordingly, the forecasts do not reflect the effects of the transactions contemplated by the Merger Agreement. Readers are cautioned not to place undue reliance on the financial forecasts.

The financial forecasts above were prepared for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, or GAAP, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither our independent registered public accounting firm, nor any independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts above, nor have they expressed any opinion or any other form of assurance on such forecasts or their achievability, and assume no responsibility for, and disclaim any association with, the financial forecasts.

None of Penwest or our affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Penwest compared to the information contained in the forecasts or that the forecasts will be achieved.

BY INCLUDING THE FOREGOING SUMMARY OF OUR INTERNAL FINANCIAL FORECASTS, WE UNDERTAKE NO OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR OR TO HAVE CHANGED.

(e) Intent to Tender

To the knowledge of Penwest after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of Penwest currently intends to tender all shares of Penwest common stock over which such person has sole dispositive power. As discussed above in Item 3, Penwest shareholders Tang Capital and Perceptive, whose principals Messrs. Tang and Edelman, respectively, are members of the Board, Mr. Tang, Penwest’s Chairman of the Board, and Ms. Good, Penwest’s President and Chief Executive Officer, have entered into Shareholder Tender Agreements with Parent and Merger Sub, dated as of the date of the Merger Agreement, pursuant to which, among other things, they have agreed to tender into the Offer shares of Penwest common stock beneficially owned by them (subject to certain limited exceptions) and not to withdraw any such shares previously tendered.

(f) Opinion of Penwest’s Financial Advisor

The Company retained BofA Merrill Lynch to act as the Company’s financial advisor in connection with the Offer and the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as the Company’s financial advisor in connection with the Offer and the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Offer and the Merger, its reputation in the investment community and its familiarity with the Company and its business.

On August 9, 2010, at a meeting of the Board held to evaluate the transactions contemplated by the Merger Agreement, BofA Merrill Lynch delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 9, 2010, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of shares of Penwest common stock in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Merger Sub, each Company 13D Filer and their respective affiliates).

The full text of BofA Merrill Lynch’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any holder of shares of Penwest common stock as to whether to tender such shares into the Offer or how to vote or act in connection with the Offer or the Merger.

In connection with rendering its opinion, BofA Merrill Lynch:

(i)	reviewed certain publicly available business and financial information relating to the Company;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, the “Company Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(iv)	discussed with members of senior management of the Company the terms of, and their assessment as to the prospects of the Company under the strategic alliance agreement between the Company and Endo;

(v)	reviewed the Merger Agreement and certain related agreements;

(vi)	reviewed the trading history for shares of Penwest common stock; and

(vii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, BofA Merrill Lynch was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and other matters covered thereby. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of the Company, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger. BofA Merrill Lynch also relied, at the direction of the Company, upon the assessments of senior management of the Company as to the prospects of the Company under the strategic alliance agreement between the Company and Endo.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Offer or the Merger (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer or the Merger. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of shares of Penwest common stock (other than Parent, Merger Sub, each Company 13D Filer and their respective affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Offer or the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether to tender shares of Penwest common stock into the Offer or how any stockholder should vote or act in connection with the Offer or the Merger. Except as described above, the Company imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Company Financial Analyses

Sum-of-the-Parts Discounted Cash Flow Financial Analysis. BofA Merrill Lynch performed a sum-of-the-parts financial analysis to derive a range of implied values per share of Penwest common stock, as follows:

BofA Merrill Lynch performed discounted cash flow analyses to calculate a range of implied present values for each of the following franchises of the Company utilizing estimates of the probability-adjusted, standalone, unlevered, after-tax (without regard for use of the Company’s tax net operating losses) free cash flows the

Company could generate from each franchise during the Company’s fourth fiscal quarter of 2010 and during the Company fiscal years 2011 through the last year of the projection period for each franchise (as indicated below) based on the Company Forecasts:

•	Opana ER and the strategic alliance agreement with Endo (“Opana Franchise”)—projection period through fiscal year 2020;

•	TIMERx drug delivery technology (“TIMERx Franchise”)—projection period through fiscal year 2022, and

•	A0001 compound currently undergoing clinical trials (“A0001 Franchise”)—projection period through fiscal year 2027.

BofA Merrill Lynch calculated a range of terminal values for each of these franchises as of the end of the projection period for that franchise by applying perpetuity growth rates ranging from negative 15% to negative 5% to the estimate of the probability-adjusted, standalone, unlevered, after-tax free cash flows the Company could generate from the franchise during the last fiscal year of the projection period for the franchise. For each franchise, the estimated cash flows and terminal value were then discounted to present value as of September 30, 2010 using discount rates ranging from 10.0% to 12.0% to derive a range of implied present values for that franchise.

BofA Merrill Lynch also performed a discounted cash flow analysis to calculate a range of implied present values for the estimated tax benefits to the Company of the projected utilization of the Company’s tax net operating losses (“NOLs”) during the Company’s fourth fiscal quarter of 2010 and during the Company’s fiscal years 2011 through 2029 based on the Company Forecasts, which factored in current annual NOL use limitations, assumed a 40% tax rate and reflected the availability of off-setting pre-tax income for use of the NOLs. The tax benefits were discounted to present value as of September 30, 2010 using discount rates ranging from 10.0% to 12.0% to derive a range of implied present values for the estimated tax benefits from the Company’s NOLs.

BofA Merrill Lynch performed a discounted cash flow analysis to calculate the estimated implied present value of the estimated expenses of the Company during the Company’s fourth fiscal quarter of 2010 and during the Company fiscal years 2011 through 2018 not allocated to the Opana Franchise, the TIMERx Franchise or the A0001 Franchise (the “Overhead Expenses”) based on the Company Forecasts. BofA Merrill Lynch calculated terminal values for the Overhead Expenses as of the end of 2018 by applying perpetuity growth rates ranging from negative 15% to negative 5% to the 2018 estimated Corporate Expenses. The estimated expenses and the 2018 terminal values were then discounted to present value as of September 30, 2010 using discount rates ranging from 10.0% to 12.0% to derive a range of implied present values for the Company’s Overhead Expenses. This range of present values for the Company’s Overhead Expenses are a deduction in the Sum-of-the-Parts Discounted Cash Flow Financial Analysis.

For each range of implied present values derived as described above, BofA Merrill Lynch calculated a range of Implied Present Values per share of Penwest common stock by dividing the range of implied present values by the number of fully-diluted shares of Penwest common stock outstanding. BofA Merrill Lynch also calculated an implied net cash amount per share of Penwest common stock by dividing an estimate of the Company’s net cash as of September 30, 2010 based on the Company Forecasts by the number of fully-diluted shares of Penwest common stock outstanding.

This analysis yielded the following ranges of implied present values per share of Penwest common stock for the Opana Franchise, the TIMERx Franchise, the A0001 Franchise, the Company’s NOLs and the Company’s Overhead Expenses. Adding these ranges of implied present values per share of Penwest common stock to the implied net cash amount per share of Penwest common stock yielded the following range of implied sum-of-the-parts values per share of Penwest common stock, as compared to the Offer Price.

Implied Per Share Values
OPANA Franchise	$3.43 – $3.90
TIMERx Franchise	$0.17 – $0.20
A0001 Franchise	$0.13 – $0.14
NOLs	$0.49 – $0.53
Overhead Expenses	($0.77) – ($0.57)
Net Cash	$0.64

Implied Sum-of-the-Parts Values Per Share	$4.09 – $4.83

Offer Price	$5.00

Discounted Analyst Price Target. BofA Merrill Lynch applied discount rates ranging from 10.0% to 12.0% to the $5.00 12-month price target for shares of Penwest common stock published by the sole equity research analyst that covers the Company. This analysis indicated implied present values based on this price target ranging from $4.46 to $4.55 per share of Penwest common stock, as compared to the Offer Price of $5.00 per share.

Premiums Paid on Selected Precedent Transactions. BofA Merrill Lynch reviewed the premiums paid in the following 14 selected transactions that it deemed relevant involving companies in the pharmaceutical industry:

Announcement Date	Acquiror	Target
09/03/09	Dainippon Sumitomo Pharma Co. Ltd.	Sepracor Inc.
07/14/09	Hisamitsu Pharmaceutical Co.	Noven Pharmaceuticals Inc.
01/05/09	Endo Pharmaceuticals Solutions Inc.	Indevus Pharmaceuticals Inc.
09/01/08	Shionogi & Co. Ltd.	Sciele Pharma, Inc.
08/22/08	King Pharmaceuticals Inc.	Alpharma Inc.
06/23/08	Stiefel Laboratories, Inc.	Barrier Therapeutics, Inc.
02/26/08	Galderma Laboratories, Inc.	CollaGenex Pharmaceuticals, Inc.
12/10/07	Reckitt Benckiser Group PLC	Adams Respiratory Therapeutics, Inc.
11/29/07	TPG Partners V, L.P.	Axcan Pharma Inc.
10/30/07	Nycomed US, Inc.	Bradley Pharmaceuticals, Inc.
10/23/06	Stiefel Laboratories, Inc.	Connetics Corp.
11/06/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.
06/23/05	Salix Pharmaceuticals, Inc.	InKine Pharmaceuticals Company
04/19/05	Jazz Pharmaceuticals, Inc.	Orphan Medical, Inc.

Although none of the companies, businesses or transactions used in this analysis is directly comparable to the Company or the Offer or the Merger, the selected transactions were chosen because they involved publicly traded specialty pharmaceutical companies.

BofA Merrill Lynch reviewed the premiums paid in these transactions over the average of the closing prices for the target company’s shares over the 30 days immediately prior to the public announcement of the transactions. BofA Merrill Lynch applied a range of selected premiums of 30.0% to 60.0% to the average of the closing prices for shares of Penwest common stock over the one month period immediately prior to August 9, 2010, the date of announcement of the Offer and the Merger, and derived an implied range of prices for shares of

Penwest common stock as set forth in the table below. This analysis indicated implied prices ranging from $4.43 to $5.45 per share of Penwest common stock, as compared to the Offer Price of $5.00 per share.

1-Month Average Company Share Price Prior to Announcement	Premium Range	Implied Company Share Price
$3.41	30.0% – 60.0%	$4.43 – $5.45

No target company in the transactions used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the values of the target companies to which the Company was compared.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	the implied premia of the Offer Price to the average of the closing prices for shares of Penwest common stock over various periods ending on August 6, 2010;

•

transaction multiples for the Company based on the ratio of the net transaction value derived from the Offer Price to the Company’s estimated fiscal year 2010 and 2011 revenue and earnings before interest taxes depreciation and amortization (EBITDA) based on the Company Forecasts and estimates as of August 4, 2010 published by the sole equity research analyst that covers the Company; and

•	that the Offer Price compared to the highest and lowest closing trading price for shares of Penwest common stock ($4.21 and $1.93, respectively) during the 52-week period ending on August 6, 2010.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible of partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Parent. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer, the Merger or the Offer Price.

The Company has agreed to pay BofA Merrill Lynch for its services in connection with the Merger an aggregate fee of approximately $2.5 million, all of which is contingent upon the completion of the Offer. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having acted as placement agent in connection with a private placement of the Company’s equity securities.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under a credit facility of Parent and (ii) having provided or providing certain treasury management products and services to Parent.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of BofA Merrill Lynch in Item 4, under the heading “Opinion of Penwest’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither Penwest nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Penwest’s shareholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as provided below, no transaction in Penwest’s common stock has been effected during the last 60 days by Penwest or, to the knowledge of Penwest, by any executive officer, director or affiliate of Penwest, excluding for this purposes shares acquired through 401(k) contributions.

Name	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Roderick Wong	June 30, 2010	20,000	—	Restricted Stock Grant
Saiid Zarrabian	June 30, 2010	20,000	—	Restricted Stock Grant

From time to time during the 60 days prior to the date of this Schedule and in the ordinary course of business, Penwest issued:

•

an aggregate of 23,813 shares of common stock to holders of options to purchase common stock upon the exercise of such options by the holders thereof, at exercise prices ranging from $1.56 to $3.05 per share and a weighted average exercise price of $2.09 per share; and

•	an aggregate of 40,000 shares of restricted stock under Penwest’s 2005 Stock Incentive Plan (as set forth on the table above).

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, Penwest is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Penwest’s securities by Penwest, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Penwest or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of Penwest or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Penwest.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Penwest’s shareholders. Merger Sub’s right to designate directors is further described in Item 3(b) above and in the Information Statement, and such descriptions are incorporated herein by reference.

Legal Proceedings

On August 11, 2010, a putative class action complaint, Steve Jackson, et al. v. Penwest Pharmaceuticals Co., et al., Case No. 10-2-29162-8-SEA, was filed in the Superior Court of Washington in and for King County. This action purports to be brought on behalf of all public shareholders of Penwest, and names Penwest, its directors, Tang Capital, Perceptive and Parent as defendants. The complaint alleges, among other things, that the consideration to be paid to Penwest shareholders in the proposed acquisition is unfair and undervalues Penwest. In addition, the complaint alleges that the Penwest directors violated their fiduciary duties by, among other things, failing to maximize shareholder value and failing to engage in a fair sale process. The complaint also alleges that Penwest, Tang Capital, Perceptive and Parent aided and abetted the alleged breaches of fiduciary duties by the Penwest directors. The complaint seeks, among other relief, an injunction preventing completion of the Merger or, if the Merger is consummated, rescission of the Merger.

On August 12, 2010, a second putative class action complaint, Steve Welsch, et al. v. Penwest Pharmaceuticals Co., et al., Index No. 2509/2010, was filed in the Supreme Court of the State of New York, County of Putnam. This action purports to be brought on behalf of all public shareholders of Penwest, and names Penwest, Jennifer L. Good, Penwest’s President and Chief Executive Officer, Penwest’s directors, Parent and

Merger Sub as defendants. The complaint alleges, among other things, that the consideration to be paid to Penwest shareholders in the proposed acquisition is unfair and undervalues Penwest. In addition, the complaint alleges that the individual defendants violated their fiduciary duties by, among other things, failing to maximize shareholder value and failing to engage in a fair sale process. The complaint also alleges that Penwest, Parent and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the individual defendants. The complaint seeks, among other relief, an injunction preventing completion of the Merger or, if the Merger is consummated, rescission of the Merger.

On August 18, 2010, a third putative class action complaint, Robert Steinmetz, et al. v. Kevin C. Tang, et al., Index No. 2561/2010, was filed in the Supreme Court of the State of New York, County of Putnam. This action purports to be brought on behalf of all public shareholders of Penwest, and names Penwest, its directors, Parent and Merger Sub as defendants. The complaint alleges, among other things, that the consideration to be paid to Penwest shareholders in the proposed acquisition is unfair and undervalues Penwest. In addition, the complaint alleges that the Penwest directors violated their fiduciary duties by, among other things, failing to maximize shareholder value and failing to engage in a fair sale process. The complaint also alleges that Penwest and Parent aided and abetted the alleged breaches of fiduciary duties by the Penwest directors. The complaint seeks, among other relief, an injunction preventing completion of the Merger or, if the Merger is consummated, rescission of the Merger.

Vote Required to Approve the Merger and WBCA Chapter 23B.11.010

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the WBCA. In addition, the Continuing Directors of Penwest (as such term is defined in the Company’s Articles of Incorporation), voting separately as a subclass of the Board, unanimously adopted and approved the Merger Agreement and the Merger pursuant to Section 13.2.2 of Penwest’s Articles of Incorporation. The affirmative vote of the holders of a majority of the outstanding shares of Penwest common stock to approve the Merger and the Plan of Merger will be required under the WBCA and the Company’s Articles of Incorporation to effect the Merger.

State Takeover Laws

Penwest is incorporated in Washington and is subject to Chapter 23B.19 of the WBCA, known as the Washington Takeover Act. In general, Chapter 23B.19 of the WBCA prevents an “acquiring person” (defined generally as a person or group of persons, including corporations and other entities, who beneficially owns 10% or more of a Washington corporation’s outstanding voting stock) from engaging in a “significant business transaction” (defined as a variety of transactions, including mergers) with such corporation for a period of five years following the date such person became an acquiring person unless, (i) before such person became an acquiring person, the board of directors of the corporation approved the significant business transaction or the person’s acquisition of shares that caused the person to become an acquiring person, or (ii) at or after the time the person became an acquiring person, the significant business transaction is approved by a majority of the members of the corporation’s board of directors and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding shares, excluding shares beneficially owned or controlled by the acquiring person. In addition, certain types of significant business transactions with an acquiring person are subject to the fair price requirements of the Washington Takeover Act unless, among other things, (i) the significant business transaction is approved by the corporation’s board of directors before the person became an acquiring person or (ii) the significant business transaction is approved at an annual or special meeting of shareholders held no earlier than the end of the five-year period referred to above by a majority of the shares entitled to vote on the transaction (excluding shares beneficially owned or controlled by the acquiring person. The Board approved the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to Penwest, will not be applicable to Parent and Merger Sub by virtue of such actions.

Antitrust Compliance

United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Penwest common stock in the Offer and the Merger.

Under the HSR Act, the purchase of Penwest common stock in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Parent of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Merger Sub’s purchase of Penwest common stock in the Offer and the Merger on August 17, 2010, and Penwest did likewise on August 19, 2010. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on September 1, 2010, the first business day after the fifteenth calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. If, before the end of the fifteen calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of Penwest common stock by Merger Sub, either the FTC or the Antitrust Division could take action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Penwest common stock in the Offer and the Merger, the divestiture of Penwest common stock purchased in the Offer or the divestiture of substantial assets of Merger Sub, Penwest or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, Penwest shareholders that have not tendered their Penwest shares in connection with the Offer will have certain rights under Chapter 23B.13 of the WBCA to dissent from the transaction and demand payment of the fair value of their shares. Penwest shareholders that perfect these rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will be entitled to receive a cash payment equal to such fair value of their shares (plus accrued interest). The requirements for exercise of dissenters’ rights will be described in more detail in Penwest’s proxy statement for a special meeting of shareholders called to vote on the Merger. Pursuant to the provisions of Chapter 23B.13 of the WBCA, the fair value of shares held by dissenting shareholders may be determined by agreement between Penwest and the dissenting shareholder or by a superior court in the State of Washington. Any determination of the fair value of Penwest shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Penwest shares, including asset values and the investment value of the Penwest shares. The value so determined could be more or less than the Offer Price. If any Penwest shareholder who exercises dissenters’ rights under Chapter 23B.13 fails to perfect, or effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Penwest shares held by such holder will be converted, at the time of the closing of the Merger, into the right to receive the Offer Price in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by Penwest shareholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’ rights may result in the loss of such rights. Penwest shareholders who tender shares in the Offer will not have dissenters’ rights.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Penwest’s shareholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger, uncertainties as to how many shares will be tendered in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Penwest’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Penwest, as well as the Schedule TO filed by Merger Sub and Parent. Penwest does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated August 20, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to Merger Sub’s Tender Offer Statement on Schedule TO, filed by Merger Sub and Parent with respect to Penwest on August 20, 2010 (“Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(8)	Press Release of Penwest, dated August 9, 2010, regarding the proposed transaction between Merger Sub and Penwest (incorporated herein by reference to the Press Release filed under the cover of Schedule 14D9-C by Penwest on August 9, 2010).

(a)(9)	Press Release of Parent, dated August 9, 2010, announcing the Merger Agreement (incorporated herein by reference to the Press Release filed under the cover of Schedule TO-C by Parent on August 11, 2010).

(a)(10)	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(11)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(a)(12)	Chapter 23B.13 of the Washington Business Corporation Act (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of August 9, 2010, by and among Parent, Merger Sub and Penwest (incorporated herein by reference to Exhibit 2.1 of Penwest’s Current Report on Form 8-K filed on August 10, 2010).

(e)(2)	Form of Shareholder Tender Agreement, dated as of August 9, 2010, by and between Parent, Merger Sub and certain of the shareholders of Penwest (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to Penwest’s Registration Statement on Form S-1 filed on October 21, 1997).

(e)(4)	Form of Option Agreement for 1997 Incentive Plan (incorporated by reference to Exhibit 10.22 to Penwest’s Annual Report on Form 10-K filed on March 15, 2005).

(e)(5)	2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Penwest’s Quarterly Report on Form 10-Q filed on August 8, 2008).

Exhibit No.	Description

(e)(6)	Form of Incentive Stock Option Agreement for grants under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Penwest’s Current Report on Form 8-K filed on June 7, 2005).

(e)(7)	Form of Employee Nonstatutory Stock Option Agreement for grants under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Penwest’s Current Report on Form 8-K filed on June 7, 2005).

(e)(8)	Form of Nonstatutory Stock Option Agreement (Consultants and Directors) for grants under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Penwest’s Current Report on Form 8-K filed on June 7, 2005).

(e)(9)	Form of Director Restricted Stock Agreement for grants under 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Penwest’s Current Report on Form 8-K filed on June 7, 2005).

(e)(10)	Form of Warrant issued by the Registrant to each of the purchasers under the Securities Purchase Agreement dated March 5, 2008 (incorporated by reference to Exhibit 10.2 to Penwest’s Current Report on Form 8-K filed on March 6, 2008).

(e)(11)	Form of Amended Executive Retention Agreement (incorporated by reference to Exhibit 10.1 of Penwest’s Quarterly Report on Form 10-Q filed on May 10, 2010).

(e)(12)	Confidentiality Agreement, dated as of July 30, 2010, between Parent and Endo.

(e)(13)	Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.1 of Penwest’s Quarterly Report on Form 10-Q filed on August 14, 2002).

(e)(14)	Amendment, dated January 7, 2007, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.1 of Penwest’s Current Report on Form 8-K filed on February 15, 2007).

(e)(15)	Second Amendment, dated July 14, 2008, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.1 of Penwest’s Quarterly Report on Form 10-Q filed on November 10, 2008).

(e)(16)	Third Amendment, signed March 31, 2009, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.2 of Penwest’s Quarterly Report on Form 10-Q filed on May 11, 2009).

(e)(17)	Fourth Amendment, dated April 8, 2010, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.2 of Penwest’s Quarterly Report on Form 10-Q filed on August 6, 2010).

(e)(18)	Fifth Amendment, dated June 8, 2010, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.3 of Penwest’s Quarterly Report on Form 10-Q filed on August 6, 2010).

(e)(19)	Sixth Amendment, dated August 9, 2010, to the Amended and Restated Strategic Alliance Agreement, dated as of April 2, 2002, by and between Endo and Penwest (incorporated by reference to Exhibit 10.1 of Penwest’s Current Report on Form 8-K filed on August 10, 2010).

(e)(20)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as Annex II hereto).

(g)	None.

Annex I	The Information Statement of Penwest dated as of August 20, 2010.

Annex II	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated August 9, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/S/ JENNIFER L. GOOD
Name:	Jennifer L. Good
Title:	President and Chief Executive Officer

Date: August 20, 2010

ANNEX I

PENWEST PHARMACEUTICALS CO.

2981 ROUTE 22

SUITE 2

PATTERSON, NEW YORK

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about August 20, 2010 to holders of Penwest’s common stock, par value $0.001 per share, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Penwest Pharmaceuticals Co. (“Penwest”) with respect to the tender offer by West Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Endo Pharmaceutical Holdings Inc., a Delaware corporation (“Parent”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Penwest. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to at least a majority of the seats on the board of directors of Penwest (the “Board”). This designation is to be made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) Penwest entered into with Parent and Merger Sub on August 9, 2010.

BACKGROUND

Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer to purchase all outstanding shares of Penwest common stock at a price of $5.00 per share (the “Offer Price”), net to the sellers in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated August 20, 2010 (as amended or supplemented, the “Offer to Purchase”) and the related Letter of Transmittal. The offer reflected by such Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, September 17, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares of Penwest common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Penwest shareholders and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 filed by Penwest with the Securities and Exchange Commission (the “SEC”) on August 20, 2010.

The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Penwest (the “Merger”) and Penwest will continue as the surviving corporation under the laws of the State of Washington, and the separate corporate existence of Merger Sub will cease. In the Merger, shares of Penwest common stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Penwest common stock that are held by Parent or any direct or indirect wholly-owned subsidiary of Parent and shares held by Penwest shareholders, if any, who properly exercise their dissenters’ rights under the Washington Business Corporation Act (the “WBCA”)) will be converted into the right to receive an amount in cash equal to the Offer Price, net to the sellers in cash without interest and less any required withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by Penwest with the SEC on August 20, 2010, and which is being mailed to shareholders of Penwest along with this Information Statement.

This Information Statement is being mailed to Penwest shareholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Merger Sub or the Board Designees (as defined below) has been provided to Penwest by Parent and Penwest assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Merger Sub commenced the Offer on August 20, 2010. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of the day on Friday, September 17, 2010, or any later time to which Merger Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that effective upon Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this right) and (ii) the percentage that the number of shares of Penwest common stock beneficially owned by Parent and/or Merger Sub at such time (including shares accepted for payment in connection with the Offer) bears to the total number of shares of Penwest common stock outstanding. Penwest has agreed that it will, promptly following Parent’s written request, cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be at the election of Parent, including the selection of the individuals designated for resignation). Penwest has also agreed to take such actions necessary to cause Parent’s designees to be “Continuing Directors” under Penwest’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and has agreed to cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board in proportion to the number of directors designated by Parent to the Board.

Following the election or appointment of Parent’s designees and until the consummation of the Merger, the affirmative vote of a majority of the directors then in office who were not so designated by Parent will be required to authorize any termination of the Merger Agreement by Penwest, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Penwest or any of Penwest’s rights or benefits under the Merger Agreement and any amendment of Penwest’s Articles of Incorporation.

Information with Respect to the Board Designees

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). Parent has advised Penwest that the Potential Designees have consented to serve as directors of Penwest if so designated. None of the Potential Designees currently is a director of, or holds any position with, Penwest. Parent has advised Penwest that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of Penwest, has a familial relationship with any director or executive officer of Penwest or has been involved in any transactions with Penwest or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised Penwest that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to Penwest or any of its subsidiaries or has a material interest adverse to Penwest or any of its subsidiaries.

Parent has informed Penwest that none of the Potential Designees has, during the past ten years,

•	been convicted in a criminal proceeding,

•

been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws,

•	filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or

•	been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, PA 19317.

Name	Age	Principal Occupation and Five-Year Employment History
David P. Holveck	65	Mr. Holveck was appointed President, Chief Executive Officer, and a Director of Parent in April 2008. Prior to joining Parent, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Julie McHugh	46	Ms. McHugh was appointed Chief Operating Officer of Parent in March 2010. Prior to joining Parent, Ms. McHugh was the CEO of Nora Therapeutics, Inc., a venture capital backed biotech start-up focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson’s Worldwide Virology Business Unit where she led a growing area of the corporation’s pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of a dynamic R&D portfolio including compounds for HIV, Hepatitis C, and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc. a J&J subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn’s disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science

Name	Age	Principal Occupation and Five-Year Employment History
		degree from Pennsylvania State University and her masters of business administration degree from St. Joseph’s University. She currently serves on the Board of Visitors for the Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation, and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association.

Alan Levin	48	Mr. Levin was appointed Executive Vice President and Chief Financial Officer of Parent on May 5, 2009. Prior to joining Parent, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company’s research and development organization. He received a bachelor’s degree from Princeton University and a master’s degree from New York University’s Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Ivan P. Gergel, M.D.	50	Dr. Gergel was appointed Executive Vice President, Research & Development of Parent in April 2008. Prior to joining Parent, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Caroline B. Manogue	42	Ms. Manogue has served as Executive Vice President, Chief Legal Officer and Secretary of Parent since 2004. Prior to joining Parent in 2000 as Parent’s Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Parent, she is responsible for all aspects of the company’s legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

CERTAIN INFORMATION CONCERNING PENWEST

The authorized capital stock of Penwest consists of 60,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of August 6, 2010, there were 31,946,576 shares of Penwest common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

Each share of Penwest common stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

Beneficial Ownership of Penwest Common Stock

The following table presents information we know regarding the beneficial ownership of our common stock as of August 6, 2010 by each person, entity or group of affiliated persons whom we know to beneficially own more than 5% of our common stock. The table also sets forth such information for each of our directors, our chief executive officer, each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009 and are named in the Summary Compensation Table below, and our former chief financial officer, individually, and our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options and/or warrants to purchase shares of common stock that are exercisable within 60 days of August 6, 2010 are deemed to be beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. Applicable percentage of beneficial ownership is based on 31,946,576 shares of common stock outstanding as of August 6, 2010.

Unless otherwise indicated, the address of each director and named executive officer set forth below is: c/o Penwest Pharmaceuticals Co., 2981 Route 22, Suite 2, Patterson, NY 12563.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares		Percentage
5% Shareholders:
Tang Capital Management, LLC and Related Persons 4401 Eastgate Mall San Diego, CA 92121	6,695,598	(1)	21.0%

Perceptive Advisors and Related Persons 499 Park Avenue, 25th Floor New York, NY 10022	6,476,446	(2)	20.3%

D.E. Shaw & Co., L.P. 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036	2,515,771	(3)	7.9%

Directors:
Peter F. Drake, Ph.D.	100,263		*
Joseph E. Edelman	6,476,446	(2)	20.3%
John G. Lemkey	0		*
David P. Meeker, M.D.	50,358	(4)	*
Kevin C. Tang	6,695,598	(1)	21.0%
Anne M. VanLent	124,192	(5)	*
Roderick Wong	20,000		*
Saiid Zarrabian	20,000		*

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares		Percentage
Named Executive Officers:
Anand R. Baichwal, Ph.D.	257,930	(6)	*
Jennifer L. Good	609,994	(7)	1.9%
Amale Hawi, Ph.D	215,000	(8)	*
Benjamin L. Palleiko	2,500	(9)	*
Thomas R. Sciascia, M.D.	446,494	(10)	1.4%
All named executive officers and directors as a group	15,018,775		44.9%

*	Represents beneficial ownership of less than 1%.
(1)	The foregoing information is based solely on a Schedule 13D/A filed with the SEC on August 10, 2010. Tang Capital Partners, LP reports having shared voting and dispositive power for 6,396,598 shares; Tang Capital Management, LLC reports having shared voting and dispositive power for 6,396,598 shares; and Kevin C. Tang reports having sole voting and dispositive power with respect to 77,500 shares, shared voting power for 6,544,098 shares and shared dispositive power for 6,618,098 shares.
(2)	The foregoing information is based solely on a Schedule 13D/A filed with the SEC on August 11, 2010. Perceptive Advisors LLC and Joseph Edelman report having shared voting power and shared dispositive power for 6,476,446 shares.
(3)	The foregoing information is based solely on a Schedule 13G/A filed with the SEC on February 16, 2010. David E. Shaw is the President and sole shareholder of D.E. Shaw & Co., Inc., which is the general partner of D.E. Shaw & Co., LP., which in turn is the managing member and investment advisor of D.E. Shaw Valence Portfolios, L.L.C. David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 2,515,771 shares as described above and, therefor, Mr. Shaw may be deemed to be the beneficial owner of such shares. Mr. Shaw disclaims beneficial ownership of such 2,515,771 shares. D.E. Shaw Valence Portfolios, L.L.C. and D.E. Shaw & Co., L.P. report having shared voting power and shared dispositive power for 2,515,771 shares.
(4)	Includes 12,000 shares subject to outstanding stock options held by Dr. Meeker that are exercisable within 60 days following August 6, 2010.
(5)	Includes 73,701 shares subject to outstanding stock options held by Ms. VanLent that are exercisable within 60 days following August 6, 2010.
(6)	Includes 230,000 shares subject to outstanding stock options held by Dr. Baichwal that are exercisable within 60 days following August 6, 2010.
(7)	Includes 549,000 shares subject to outstanding stock options held by Ms. Good that are exercisable within 60 days following August 6, 2010.
(8)	Includes 208,500 shares subject to outstanding stock options held by Dr. Hawi that are exercisable within 60 days following August 6, 2010.
(9)	Reflects the number of shares held by Mr. Palleiko as of January 21, 2009, the date of his resignation from the company.
(10)	Includes 406,000 shares subject to outstanding stock options held by Dr. Sciascia that are exercisable within 60 days following August 6, 2010.

Change in Control

The election of John G. Lemkey, Roderick Wong, M.D. and Saiid Zarrabian as Class I directors on June 22, 2010 resulted in a “change in control” under the terms of certain outstanding stock option and restricted stock awards granted to employees and directors of the company. As a result, on June 30, 2010, unvested stock options to purchase approximately 538,000 shares of the company’s common stock and 25,000 shares of unvested restricted stock were automatically accelerated and vested in full.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF PENWEST

The following is a list of Penwest’s directors and executive officers, their ages as of August 6, 2010 and their principal position.

Name	Age	Position
Peter F. Drake, Ph.D.	56	Director
Joseph E. Edelman	55	Director
John G. Lemkey	29	Director
David P. Meeker, M.D.	55	Director
Kevin C. Tang	43	Director
Anne M. VanLent	62	Director
Roderick Wong	33	Director
Saiid Zarrabian	57	Director
Anand R. Baichwal, Ph.D.	55	Senior Vice President, Licensing and Business Development
Jennifer L. Good	45	President and Chief Executive Officer
Amale Hawi, Ph.D	56	Senior Vice President, Pharmaceutical Development
Frank P. Muscolo	53	Controller and Chief Accounting Officer
Thomas R. Sciascia, M.D.	56	Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer

General Information

Penwest’s Board is divided into three classes and currently consists of three Class I directors (John Lemkey, Roderick Wong and Saiid Zarrabian), three Class II directors (Peter F. Drake, David P. Meeker and Anne M. VanLent) and two Class III directors (Joseph E. Edelman and Kevin C. Tang). The term of each class of directors is three years, and the terms of the three classes are staggered so that only one class is elected each year. At each annual meeting of shareholders, directors are elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. The Class I, Class II and Class III directors were elected to serve until the annual meeting of shareholders to be held in 2013, 2011 and 2012, respectively, and until their respective successors are elected and qualified. Existing directors are granted the power to fill a vacancy that occurs on the Board, and any director elected to fill a vacancy is entitled to serve until the next annual meeting of shareholders.

The following are brief biographies of each current director and executive officer of Penwest (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). No director or executive officer is related by blood, marriage or adoption to any other director or executive officer. No director or executive officer, or any associate of any such director or executive officer, is a party adverse to us, or has a material interest adverse to us, in any legal proceeding. Unless otherwise indicated, to the knowledge of Penwest, during the last ten years, no current director or executive officer of Penwest

•	has been convicted in a criminal proceeding,

•

was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws,

•	filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or

•	has been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Directors

Peter F. Drake has served as one of our directors since April 2005. Dr. Drake is currently the Managing General Partner of Mayflower Partners, a healthcare investment fund. From 2002 until December 2009, Dr. Drake served as the General Partner of Vector Fund Management, LP, a venture capital firm. From 1999 to 2002, he served as a Managing Director in the Equity Research Department of Prudential Securities, Inc., following Prudential’s acquisition of Vector Securities International, an investment banking firm co-founded by Dr. Drake in 1988. He currently serves on the board of directors of Trustmark Insurance Co., a healthcare insurance provider, Cortex Pharmaceuticals, Inc., a neuroscience company, and Rodman & Renshaw, an investment bank. Dr. Drake received a B.A. in Biology from Bowdoin College, and a Ph.D. in Biochemistry and Neurobiology from Bryn Mawr College. Dr. Drake brings strong strategic, financial and investment skills and experience to our Board. Over his years on our board, Dr. Drake has provided significant contributions to our discussions regarding financing options, strategic transactions and the strategic direction of Penwest. Dr. Drake also has many strong relationships in the industry that have been useful in our business development efforts.

Joseph E. Edelman has served as one of our directors since June 2009. Mr. Edelman is the Chief Executive Officer and Portfolio Manager of Perceptive Advisors LLC, an investment firm focused on health care with a particular emphasis on biotechnology companies. He founded the firm in 1999. Prior to that he was a Senior Analyst at Paramount Capital from 1994 to 1999, and was the Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994. Mr. Edelman received his B.A. in Psychology from the University of California, San Diego in 1979, and an M.B.A. in Marketing from New York University in 1989. Mr. Edelman serves on our Board to reflect the perspective of one of our two largest shareholders, Perceptive Life Sciences Master Fund Ltd.

Mr. Edelman has informed us that the SEC and the Financial Industry Regulation Authority (“FINRA”), conducted inquiries into various short sales that were placed by Mr. Edelman and others associated with Perceptive Advisors LLC in 2005 and 2006 on behalf of a broker-dealer that Mr. Edelman was associated with during such time and Perceptive Life Sciences Master Fund Ltd. Mr. Edelman has informed us that FINRA Matter No. 20050007960 was resolved on or about December 18, 2008 pursuant to the terms of a letter of acceptance, waiver and consent entered into by Mr. Edelman and other persons, including persons associated with Perceptive Advisors LLC. Pursuant to the letter of acceptance, waiver and consent, Mr. Edelman agreed to the payment of a fine in the amount of $50,000, which amount was paid by Mr. Edelman from the assets of Perceptive Advisors LLC. Mr. Edelman has informed us that fines in lesser amounts were imposed against some of the other parties associated with Perceptive Advisors LLC, and that none of these fines were paid by Perceptive Life Sciences Master Fund Ltd.

Mr. Edelman has informed us that, on October 20, 2009, an inquiry conducted by the SEC’s New York Regional Office concerning primarily the same secondary offerings that were the subject of the letter of acceptance, waiver and consent was formally resolved. Pursuant to the order issued in connection with the resolution, Perceptive Advisors LLC agreed to disgorge profits and pay pre-judgment interest in the aggregate amount of $314,755.26 and to pay a fine of $125,000. Mr. Edelman has informed us that these amounts have been paid by Perceptive Advisors LLC and were not paid by Perceptive Life Sciences Master Fund Ltd.

John G. Lemkey has served as one of our directors since June 2010. Mr. Lemkey is the Chief Financial Officer of Tang Capital Management, LLC, an investment firm focused on the healthcare industry. Mr. Lemkey has been employed by Tang Capital Management, LLC since April 2006. From August 2003 to April 2006, Mr. Lemkey worked as an auditor for Ernst and Young LLP. Mr. Lemkey is a Certified Public Accountant in the state of California (currently in Inactive Status) and received his B.S. degree in Accounting from the University of Southern California. In his current role at Tang Capital Management, Mr. Lemkey manages an accounting, finance and administrative staff, performs financial and valuation analyses, reviews business plans, designs, negotiates and manages complex financial transactions and interacts with management and boards of directors of portfolio companies, both public and private, primarily in the life sciences industry. Based on Mr. Lemkey’s strong financial and analytical background and his understanding of the objectives of the company’s largest shareholders, Mr. Lemkey provides insight and perspective to the Board regarding the company’s financial management and expense structure and may be valuable in analyzing and executing on initiatives to maximize value to shareholders from the Opana ER royalty stream.

David P. Meeker has served as one of our directors since January 2007. Dr. Meeker has served in various roles at Genzyme Corporation, a pharmaceutical company, since 1994, including as Executive Vice President and Chief Operating Officer since March 2010, Executive Vice President, Therapeutics, Biosurgery, and Transplant from March 2008 to March 2010, President of the LSD (Lysosomal Storage Diseases) Therapeutics business unit from March 2003 through March 2008, Senior Vice President, Therapeutics Europe from May 2000 to March 2003 and as Senior Vice President, Medical Affairs from June 1998 to May 2000. Dr. Meeker is a Fellow at the American College of Physicians and the American College of Chest Physicians. He attended Dartmouth College and received an M.D. from The University of Vermont. Dr. Meeker’s experience in the industry, his executive leadership skills, his work with orphan drugs and in rare disorders, his scientific and medical background and his understanding of clinical development provide Dr. Meeker with a unique understanding of our A0001 program and other development programs. Dr. Meeker also serves an important role as a liaison with management regarding clinical and technical matters.

Kevin C. Tang has served as one of our directors since June 2009. Mr. Tang is the Managing Director of Tang Capital Management, LLC, an investment firm focused on the health care industry that he founded in August 2002. From September 1993 to July 2001, Mr. Tang held various positions at Deutsche Banc Alex. Brown, Inc., an investment banking firm, most recently serving as Managing Director and head of the firm’s life sciences research group. Mr. Tang currently serves as a director of Ardea Biosciences, Inc, a biotechnology company focused on the development of small-molecule therapeutics for the treatment of gout, cancer and human immunodeficiency virus (HIV), and A.P. Pharma, Inc., a specialty pharmaceutical company. Mr. Tang received his B.S. degree in Psychology from Duke University in 1989. Mr. Tang serves on our Board to reflect the perspective of one of our two largest shareholders, Tang Capital Partners L.P.

Anne M. VanLent has served as one of our directors since December 1998. Ms. VanLent is president of AMV Advisors, a consulting company, providing strategic planning and financial services to emerging growth life sciences companies, which she founded in 2008. Ms. VanLent served as Executive Vice President and Chief Financial Officer of Barrier Therapeutics, Inc., a NASDAQ-listed specialty pharmaceutical company in the field of dermatology, from May 2002 to May 2008. Prior to joining Barrier, Ms. VanLent served as a principal of The Technology Compass Group, LLC, a healthcare/technology consulting firm, which she founded in October 2001. From mid-1997 to October 2001, Ms. VanLent served as Executive Vice President, Portfolio Management of Sarnoff Corporation, a privately-held research and development company that creates and commercializes electronic, biomedical and information technologies. Ms. VanLent currently serves as a director and chair of the audit committee of Integra LifeSciences Holdings Corporation, a NASDAQ-listed medical technology company. Ms. VanLent received a B.A. in Physics from Mount Holyoke College. Ms. VanLent’s experience and expertise in the pharmaceutical industry and experience in strategic financial management are valuable to our Board. Ms. VanLent plays a crucial role on the Board by virtue of her understanding of corporate governance matters and through her service as chair of the Audit Committee. Ms. VanLent is diligent in keeping the Board abreast of current audit issues and collaborating with our independent auditors and management team.

Roderick Wong has served as one of our directors since June 2010. Dr. Wong founded RTW Investments in 2010 and serves as its Managing Member. Dr. Wong also serves as an Adjunct Assistant Professor at NYU Stern Business School, where he teaches an MBA course entitled Financial Analysis in Healthcare. From 2005 to 2009, Dr. Wong was employed by Davidson Kempner Capital Management, a New York based investment firm. At Davidson Kempner, Dr. Wong served as a Managing Director and the Portfolio Manager for the Davidson Kempner Healthcare Funds from their inception. Previously, Dr. Wong was employed as a Healthcare Analyst at Sigma Capital Management, an SAC Capital company. He also worked on the biotechnology equity research team at Cowen & Company. Dr. Wong graduated from the University of Pennsylvania Medical School, received an MBA from Harvard Business School, and graduated Phi Beta Kappa with a BS in Economics from Duke University. Dr. Wong has substantial investment experience, particularly in the healthcare sector, having invested in over 100 companies representing over $1 billion in investments in healthcare and life science companies. In his current role at RTW Investments and in his positions with previous investment firms, Dr. Wong performs financial analyses, evaluates strategic transactions, examines business plans, assesses the value of scientific programs and interacts with management and boards of directors of companies. Based on this experience, Dr. Wong provides significant insight and perspective to the Board regarding financial management, preservation of shareholder value and in evaluating efforts to monetize the TIMERx technology.

Saiid Zarrabian has served as one of our directors since June 2010. Mr. Zarrabian is currently the President and CEO of Cyntellect, Inc., which markets instruments and products to support key applications to advance life science research, biopharmaceutical production, stem cell research and drug discovery. He is also the Principal of Zarrabian Consulting, an executive and corporate development consulting business he founded in 2002. From May 2001 to January 2002, Mr. Zarrabian served as President and Chief Operating Officer of Senomyx, Inc., a biotechnology firm involved with discovery of novel flavor ingredients. Before this, Mr. Zarrabian served as Chief Operating Officer of Pharmacopeia, Inc. (later acquired by Ligand Pharmaceuticals Incorporated), a publicly held biotechnology firm involved with internal drug discovery, combinatorial chemistry, and high-throughput screening products and services, and as President and Chief Operating Officer of Molecular Simulations, Inc. (acquired by Pharmacopeia, Inc.), an industry leading innovator of computational modeling and bioinformatics tools for the pharma/biotech and chemicals industries. Before that, he served as Chief Operating Officer of Symbolics, Inc., a publicly traded artificial intelligence products and services company. He currently serves on the board of Cyntellect Inc, Ambit Biosciences Corporation, a privately held biotech company, and eMolecules, Inc., a privately held chemistry product and ecommerce firm. He has been involved in private and public financings and numerous successful mergers and acquisitions. Based on Mr. Zarrabian’s more than 16 years of experience in the pharma/biotech and chemical industries, particularly in the areas of operations and strategic planning, and over 30 years of high-technology operational and executive management experience, Mr. Zarrabian provides insight and perspective to the Board regarding potential strategic alternatives, preservation of shareholder value and in evaluating efforts to monetize the TIMERx technology and help with the determination of how to right-size operations and expenses relative to a revised operating plan.

Executive Officers

Anand R. Baichwal, Ph.D., has served as our Senior Vice President, Licensing and Business Development since February 2006. Prior to that, Dr. Baichwal was the company’s Senior Vice President, Research & New Technology Development and Chief Scientific Officer.

Jennifer L. Good joined Penwest in 1997 and has served as President and Chief Executive Officer since June 2006. Ms. Good served as our President, Chief Operating Officer and Chief Financial Officer from November 2005 to June 2006. From 1997 to 2005, Ms. Good served as Senior Vice President, Finance and Chief Financial Officer.

Amale Hawi, Ph.D. joined Penwest in May 2007 and has served as our Senior Vice President, Pharmaceutical Development since that date. Prior to joining Penwest, Dr. Hawi served as the President of A. Hawi Consulting Ltd., a pharmaceutical development consultant practice.

Frank P. Muscolo has served as our Controller and Chief Accounting Officer since June 2007. Mr. Muscolo initially joined the company as Controller in December 1997.

Thomas Sciascia, M.D., joined Penwest in 2001 and has served as Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer since May 2007. From March 2001 to May 2007, Dr. Sciascia served as our Senior Vice President and Chief Medical Officer.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

CORPORATE GOVERNANCE

Board of Directors

Our Board is responsible for establishing strategy for our company, our broad corporate policies and overseeing the management of the company. Our president and chief executive officer, and our other executive officers are responsible for our day-to-day operations. Our Board evaluates our corporate performance and approves, among other things, our corporate strategies and objectives, operating plans, major commitments of corporate resources and significant policies. Our Board also evaluates and elects our executive officers. Our Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set out the Board’s policies on governance issues. A copy of the Corporate Governance Guidelines is posted on the corporate governance section of our website, www.penwest.com.

Our Board met 18 times during 2009, including regular, special and telephonic meetings. With the exception of Dr. Drake, who did not attend three meetings of the audit committee held during 2009, each director who served as a director during 2009 attended at least 75% of the aggregate number of Board meetings held during 2009, during which he or she was a director, and meetings held by all Board committees on which he or she served during 2009.

On August 2, 2010 we announced the following governance changes approved by the Board:

•	The elimination of the company’s classified, or “staggered,” board structure, which will result in all directors being elected on an annual basis, instead of for a three-year term;

•	A change that will allow the holders of a majority of the outstanding shares to remove directors with or without cause with an affirmative vote;

•

A change that will allow a vote of the holders of a simple majority, instead of a super-majority, of the outstanding shares of our common stock to alter, amend or repeal the company’s Articles of Incorporation and Bylaws;

•	A change that will allow shareholders holding more than 10% of the outstanding shares of our common stock to call special meetings of shareholders; and

•	The clarification of the deadline for shareholders to provide notice to the company of shareholder proposals and director nominations for consideration at the annual meeting of shareholders.

These governance changes require amendments to the company’s Articles of Incorporation and Bylaws, and in certain cases shareholder approval. The Board intends to recommend those changes requiring shareholder approval at its next annual meeting of shareholders.

Board Leadership Structure

Our Board does not have a policy on whether the offices of chairman of the Board and chief executive officer should be separate and, if they are to be separate, whether the chairman of the Board should be selected from among the independent directors or should be an employee of the company. Our Board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for our company at that time.

Currently, these roles are separate. Mr. Tang serves as our chairman of the Board and Ms. Good is chief executive officer.

Mr. Tang’s duties as chairman of the Board include the following:

•	Chairing meetings during regular Board meetings and when the independent directors meet in executive session.

•	Preparing or approving the agenda for each Board meeting.

•	Meeting with any director who is not adequately performing his or her duties as a member of our Board or any committee.

•	Determining the frequency and length of Board meetings and recommending when special meetings of our Board should be held.

•	Monitoring key objectives of the company between Board meetings through interactions with the chief executive officer.

Our Board believes that this leadership structure offers the following benefits:

•	Increasing the independent oversight of our company and enhancing our Board’s objective evaluation of our chief executive officer.

•	Freeing the chief executive officer to focus on company operations instead of Board administration.

•	Providing the chief executive officer with an experienced sounding-board.

•	Providing greater opportunities for communication between shareholders and our Board.

•	Enhancing the independent and objective assessment of risk by our Board.

•	Providing an independent spokesman for our company.

Board Independence

Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of our Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board has determined that none of Drs. Drake, Meeker and Wong, Ms. VanLent and Messrs. Edelman, Lemkey, Tang and Zarrabian has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under section 5605(a)(2) of the NASDAQ rules. In addition, our Board determined that each of Robert Hennessey and W. James O’Shea, who served as directors until their terms expired at the 2009 annual meeting, and each of Dr. Bianchi and Mr. Freiman, who served as directors until their terms expired at the 2010 annual meeting, was an “independent director” as defined under section 5605(a)(2) of the NASDAQ rules. Only independent directors serve on our standing Board committees.

Board Committees

Our Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The members of the committees are as follows:

Audit	Compensation	Nominating and Governance
Anne VanLent, Chair	Saiid Zarrabian, Chair	Kevin Tang, Chair
Peter Drake	Kevin Tang	Roderick Wong
David Meeker	Roderick Wong	Saiid Zarrabian
Saiid Zarrabian

Each committee operates under a charter that has been approved by our Board. Current copies of charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are posted on the corporate governance section of our website, www.penwest.com.

Audit Committee

The Audit Committee assists the Board in overseeing our financial reporting process. Its responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our Board’s oversight of our internal control over financial reporting, and disclosure controls and procedure;

•	reviewing and approving any related party transactions;

•	serving as the qualified legal compliance committee, the purpose of which is to receive, review, investigate and respond to reports from attorneys reporting evidence of material violations;

•	reviewing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules, which is included below.

Our Board has determined that all of the Audit Committee members are independent as defined under the rules of The NASDAQ Stock Market, including the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

Our Board has also determined that Anne M. VanLent qualifies as an audit committee financial expert. In deciding whether members of our Audit Committee qualify as financial experts within the meaning of the SEC regulations and the NASDAQ listing standards, our Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with public-reporting companies. The Audit Committee met 11 times during 2009.

Compensation Committee

The Compensation Committee assists the Board on matters related to compensation and benefits. Its responsibilities include:

•	reviewing and approving all aspects of the compensation of our chief executive officer and other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	periodically reviewing and making recommendations to the Board relating to management succession planning;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules; and

•	preparing the compensation committee report required by SEC rules, which is included beginning on page I-18.

The Compensation Committee met six times during 2009. The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading “Executive and Director Compensation Processes”.

Nominating and Governance Committee

The Nominating and Governance Committee identifies individuals qualified to become Board members and recommends to the Board the persons to be nominated by the Board for election as directors at the annual meeting of shareholders. In addition, the Nominating and Governance Committee oversees the evaluation of the Board and develops corporate governance principles. These guidelines have been adopted by the board and are posted on the corporate governance section of our website, www.penwest.com.

The Nominating and Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of the Board;

•	recommending to the board the persons to be nominated for election as directors and to each of the Board’s committees;

•	developing and recommending to the Board corporate governance guidelines; and

•	overseeing an annual self-evaluation of the Board to determine if it is functioning effectively.

The Nominating and Governance Committee met eight times in 2009. The processes and procedures followed by our Nominating and Governance Committee in identifying and evaluating director candidates are described below under the heading “Director Candidates and Nomination Process.”

Board’s Role in Risk Oversight

Our Board, as a whole, has responsibility for risk oversight, with reviews of certain areas being conducted by relevant committees that report directly to the Board. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. These areas of focus include competitive, economic, operational, financial (accounting, credit, liquidity, and tax), legal, regulatory, compliance, health, safety, environmental, political and reputational risks. Our Board regularly reviews information regarding our strategy, operations, credit and liquidity, as well as the risks associated with each. Our Compensation Committee is responsible for overseeing risks relating to our executive compensation plans and arrangements. Our Audit Committee is responsible for overseeing financial risks and risks associated with related party transactions. Our Nominating and Governance Committee is responsible for overseeing risks associated with the independence of the Board. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is regularly informed through committee reports about such risks.

Executive and Director Compensation Processes

The Compensation Committee has implemented an annual performance review program for our executives, under which annual performance goals for the company as a whole and for the chief executive officer are determined and set forth in writing. Annual corporate goals are proposed by management and approved by the Compensation Committee at the beginning of each calendar year. These corporate goals target the achievement of specific development, clinical, commercial business and operational milestones. Individual goals set for members of management focus on contributions that facilitate the achievement of the corporate goals. Individual goals for the chief executive officer are the same as the corporate goals. Individual goals for the rest of the management team are proposed by the individual, recommended by the chief executive officer and approved by the Compensation Committee. During the first calendar quarter of each year, we evaluate individual and corporate performance, including against the written goals for the recently completed year. This process leads to a recommendation by the chief executive officer for annual executive salary increases and annual stock option awards and bonuses, if any, for each of the executive officers other than the chief executive officer, which is then reviewed and approved by the Compensation Committee. In the case of the chief executive officer, her individual performance evaluation is conducted by the Compensation Committee, which determines her compensation changes and awards. Based on the evaluations and the other factors described under “Compensation Discussion and Analysis” below, annual base salary increases, annual stock option awards and annual bonuses for all executives, to the extent granted, are implemented during the first calendar quarter of the year.

Director Candidates and Nomination Process

The process followed by our Nominating and Governance Committee to identify and evaluate director candidates includes requests of Board members and others for recommendations, as well as the engagement of director search firms from time to time. The Nominating and Governance Committee meets from time to time to evaluate biographical information and background material relating to potential candidates, and selected candidates are interviewed by members of the Nominating and Governance Committee and by the full Board.

The Nominating and Governance Committee evaluates director candidates based upon a number of criteria, including:

•	reputation for integrity, honesty and adherence to high ethical standards;

•

demonstrated business acumen, experience and ability to exercise sound judgment in matters that relate to our current and long-term objectives, and willingness and ability to contribute positively to our decision-making process;

•	the current overall skill set of the Board, and any identified gaps for which the individual may bring the expertise;

•	commitment to understanding our business and our industry, and to regularly attend and participate in Board and committee meetings;

•

ability to understand the sometimes conflicting interests of the various constituencies of our company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interest of all shareholders; and

•

an absence of conflicts of interests, or the appearance of conflicts of interest, that would impair the nominee’s ability to represent the interests of all shareholders and to fulfill the responsibilities of a director.

Our corporate governance guidelines specify that the value of diversity on the Board should be considered by the Nominating and Governance Committee in the director identification and nomination process. The committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Nominating and Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for a prospective nominee. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The usual process in uncontested elections for considering an incumbent director for reelection to the Board is that our Nominating and Governance Committee considers the composition of the entire Board, the strengths and contributions of each member of the Board, the strengths and contributions of the particular director being considered and his compliance with the company’s corporate governance guidelines. After discussion among the committee members, the committee decides whether to recommend to the full Board that the director be nominated for reelection.

Shareholder Nominees

Shareholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials, and a statement as to the stock ownership of such shareholder or group of shareholders to: Nominating and Governance Committee, c/o Corporate Secretary, Penwest Pharmaceuticals Co., 2981 Route 22, Suite 2, Patterson, New York 12563. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If our Board determines to nominate a shareholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting of shareholders.

Shareholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Governance Committee or the Board, by following the procedures set forth under “Information About The Annual Meeting—How and when may I submit a proposal for the 2011 annual meeting?” in the company’s Proxy Statement on Schedule 14A, filed on May 17, 2010. Candidates nominated by shareholders in accordance with the procedures set forth in our bylaws may not be included in our proxy card for the next annual meeting.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors and employees. The code of business conduct and ethics is available on our website, www.penwest.com, and is available without charge upon request to Corporate Secretary, Penwest Pharmaceuticals Co., 2981 Route 22, Suite 2, Patterson, New York 12563, telephone (845) 878-8400.

Any waiver of the code of business conduct and ethics for directors or executive officers, or any amendment to the code that applies to directors or executive officers, may be made only by the Board. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website. To date, no such waivers have been requested or granted.

Shareholder Communications with the Board

Our Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The chairman of the board is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other directors as he considers appropriate.

Under procedures approved by the Board, including a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the chairman of the Board considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board should address such communications to Board of Directors, c/o Corporate Secretary, Penwest Pharmaceuticals Co., 2981 Route 22, Suite 2, Patterson, New York 12563.

Director Attendance at Annual Meeting

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. All of our directors attended the 2010 annual meeting of shareholders.

Report of the Audit Committee of the Board

The Audit Committee has reviewed the company’s audited financial statements for the fiscal year ended December 31, 2009 and has discussed these financial statements with the company’s management and its independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, the company’s independent registered public accounting firm various communications that its independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The company’s independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence. The Audit Committee has discussed with the independent registered public accounting firm their independence from us.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the audited financial statements be included in the company’s annual report on Form 10-K for the year ended December 31, 2009.

By the Audit Committee of

the Board of Directors of

Penwest Pharmaceuticals Co. (1)

Anne M. VanLent, Chair

Peter F. Drake

David P. Meeker

(1)	The directors named herein were the members of Penwest’s Audit Committee at December 31, 2009. The current members of Penwest’s Audit Committee are Anne M. VanLent (Chair), Peter F. Drake, David P. Meeker and Saiid Zarrabian.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the company’s management, as set forth below under “Information About Executive and Director Compensation”. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company’s Proxy Statement on Schedule 14A, filed on May 17, 2010.

By the Compensation Committee of

the Board of Directors of

Penwest Pharmaceuticals Co. (1)

Christophe M. Bianchi, Chair

Peter F. Drake

Paul E. Freiman

(1)	The directors named herein were the members of Penwest’s Compensation Committee at December 31, 2009. Dr. Bianchi and Mr. Freiman are no longer members of the Board. The current members of the Compensation Committee are Saiid Zarrabian (Chair), Kevin Tang and Roderick Wong.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. Based solely on our review of copies of reports filed by the reporting persons furnished to us, or written representations from reporting persons, we believe that during 2009, the reporting persons complied with all Section 16(a) filing requirements, other than as follows:

•	Mr. Freiman failed to timely file one Form 4 relating to one reportable transaction; and

•	Mr. Drake failed to timely file one Form 4 relating to one reportable transaction.

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board oversees our executive compensation program. In this role, the Compensation Committee reviews and approves annually, all compensation decisions relating to our executive officers.

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of our executive compensation program are to:

•	attract, retain and motivate the best possible executive talent;

•	ensure executive compensation is aligned with our corporate strategies and business objectives, including our short-term operating goals and longer-term strategic objectives;

•

promote the achievement of key strategic, financial and operational performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

•	align our executives’ incentives with the creation of shareholder value.

To achieve these objectives, the Compensation Committee evaluates our executive compensation program with the goal of setting compensation for our executive officers at levels that the committee believes are competitive with other companies in our industry and our region that compete with us for executive talent. In addition to base salary, our executive compensation program ties a substantial portion of each executive’s overall compensation to key company strategic, financial and operational goals, such as new product development initiatives, clinical trial and regulatory progress, intellectual property portfolio development, establishment and maintenance of key strategic relationships, and exploration of business development opportunities, as well as our financial and operational performance as measured by adherence to operating budgets approved by our Board. We also seek to use our executive compensation program to retain our executives by granting them stock options and allowing them to participate in the long-term success of our business, as reflected in stock price appreciation, thus aligning their interests with those of our shareholders.

In making compensation decisions, the Compensation Committee compares our executive compensation to the executive compensation paid by a peer group of companies that the committee believes have business operations, market capitalizations, numbers of employees, revenues and growth profiles that are comparable to ours. The Compensation Committee reviews the foregoing factors relating to the peer group companies as necessary to determine whether any adjustments to the composition of the peer group should be made. As a result, our peer group might change from year to year.

The Compensation Committee worked with our senior management in 2009 and 2010 to determine the peer group to use to compare executive compensation programs. The peer group that the Compensation Committee used for compensation decisions made in February 2009 consisted of: Acorda Therapeutics, Adolor Corp., Anadys Pharma, Anesiva Inc., Antares Pharma, Aradigm Corp., Depomed Inc., Durect Corp., Epicept Corp., Jazz Pharma, Nastech Pharma, Neurocrine Bisoscience, Repligen Corp., Scolr Pharma Inc., and Targacept Inc. In connection with the compensation decisions made in February 2010, the Compensation Committee used an adjusted peer group that consisted of: Adolor Corp., Anadys Pharma, Ardea Biosciences, Inc., Antares Pharma, Aradigm Corp., CombinatoRx, Incorporated, Depomed Inc., Durect Corp., Epicept Corp., Jazz Pharma, Ligand Pharmaceuticals, Inc., Neurocrine Bisoscience, Repligen Corp., Scolr Pharma Inc., and Targacept Inc.

The Compensation Committee also considers industry survey data regarding executive compensation to understand industry compensation practices. In both February 2009 and February 2010, the Compensation Committee supplemented data regarding the peer group of such year with survey data from the Radford Biotechnology Survey.

In making compensation decisions, the Compensation Committee generally targets compensation for executives at the 50th percentile. The committee intends that if an executive achieves the individual and company performance goals determined by the committee, then the executive should have the opportunity to receive compensation that is competitive with peer group and industry norms. The committee, however, may vary this general target with respect to executives based on other factors including individual contribution and performance, reporting structure, complexity and importance of role and responsibilities, leadership and growth potential.

In evaluating individual contribution and performance, reporting structure, complexity and importance of role and responsibilities, leadership and growth potential for executives other than the chief executive officer, the committee seeks the advice of our chief executive officer. Our chief executive officer meets with the committee to review each executive and makes recommendations with respect to each element of compensation for each executive.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	annual cash incentive bonuses;

•	stock option awards;

•	change in control benefits; and

•	health and life insurance, and other employee benefits.

We do not have any formal or informal policy or target for allocating compensation between short-term and long-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing industry information, determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary

The committee uses base salary to recognize the experience, skills, knowledge and responsibilities required of all of our employees, including our executives. Base salaries are reviewed annually by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Base salaries may also be increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives, promoting our core values and demonstrating leadership abilities. Additionally, the Compensation Committee adjusts base salaries as warranted throughout the year for promotions, other changes in the scope or breadth of an executive’s role or responsibility, or other market changes.

In January and February 2009, the Compensation Committee met to determine the executive officers’ base salaries for 2009. After discussion of the executive officers’ performance and market levels, as well as the other factors noted herein, the committee determined not to increase the executive officers’ base salaries for 2009. The committee made this determination based on the economic environment and concerns about our cash reserves. As a result, our executive officers’ base salaries for 2009 were as follows:

Executive Officer	Base Salary for 2009
Jennifer L. Good,	$387,000
President and Chief Executive Officer

Thomas R. Sciascia, M.D.,	$310,000
Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer

Amale Hawi, Ph.D.,	$281,600
Senior Vice President, Pharmaceutical Development

Anand R. Baichwal, Ph.D.,	$248,000
Senior Vice President, Licensing and Chief Scientific Officer

In February 2010, the Compensation Committee approved the following base salaries for our named executive officers, effective March 1, 2010.

Executive Officer	Base Salary Effective March 1, 2010
Jennifer L. Good,	$410,000
President and Chief Executive Officer

Thomas R. Sciascia, M.D.,	$319,000
Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer

Amale Hawi, Ph.D.,	$290,000
Senior Vice President, Pharmaceutical Development

Anand R. Baichwal, Ph.D.,	$258,000
Senior Vice President, Licensing and Chief Scientific Officer

Annual Cash Incentive Bonus Plan

Our executive compensation program includes an annual cash incentive bonus plan for our executive officers that is intended to motivate each of them to work toward the achievement of company strategic, operational and financial targets and individual performance objectives, and to reward our executive officers when their efforts result in success for us. Bonus targets under the annual cash incentive bonus plan are calculated as a percentage of each executive officer’s base salary, with targets corresponding to the rank of the executive. The target percentages set for 2009 were 40% for Ms. Good and 30% for each other named executive officer.

The Compensation Committee approves corporate goals for each year and determines potential bonus amounts based on the achievement of these goals and individual performance goals. Our corporate targets generally conform to certain operational goals, such as advancing development programs and meeting specified financial targets. The Compensation Committee works with our chief executive officer to develop challenging goals that it believes can be reasonably achieved during the year and to weight the various goals for the corporate targets. Individual objectives are tied to the particular area of expertise of an executive officer and his or her role and responsibilities. Achievement of these individual objectives is measured relative to external forces, internal resources utilized and overall individual effort. Individual objectives are based on a variety of factors, including the achievement of corporate goals. The individual performance objectives for each executive officer (other than our chief executive officer) are determined by the chief executive officer. In the case of our chief executive officer, the individual objectives are reviewed with the Compensation Committee and are based on the achievement of our corporate goals.

In determining the total cash payments made under the bonus plan, the committee assigns 75% weighting to the achievement of our corporate goals and 25% weighting to individual performance objectives. After the end of each fiscal year, the Compensation Committee reviews the corporate goals and individual objectives for the previous year and determines whether such goals and objectives were achieved and the level of achievement by each officer. Whether an executive officer has achieved his or her individual performance objectives is determined by the chief executive officer and is reviewed with the Compensation Committee.

In establishing our corporate goals for 2009, the committee considered the objectives for 2009 that had been discussed with the Board and publicly announced by us. The corporate-level goals that the committee adopted for 2009 and the weighting attached to each of these goals were as follows:

2009 Goals	Weighting
Manage our cash expenditures so that our cash resources at December 31, 2009 equal at least $10 million	15%
Execute at least two new individual drug delivery technology agreements or a multi-drug agreement, with cash generated from these new agreements of at least $1 million in 2009 and total cash generated under all of our drug delivery technology agreements of $1.5 million in 2009	20%
Execute at least one licensing transaction for Opana ER that generates at least $1 million in cash in 2009	20%
Commence a Phase IIa clinical trial of A0001 in 2009, with data analysis expected by the end of the first quarter of 2010	30%
Select and acquire a back-up compound from Edison Pharmaceuticals	15%

In February 2010, the committee evaluated our 2009 performance against our 2009 corporate goals and determined that 87% of the 2009 corporate goals had been achieved. In calculating the 87%:

•

The committee recognized that we had exceeded our goals with respect to end of year cash and our drug delivery technology business. The committee agreed to a credit of 20% with respect to our cash goal as our end of the year cash level (excluding proxy costs) exceeded our cash target by 28% and a credit of 27% with respect to our drug delivery technology goal as we signed two agreements in 2009 and total cash generated under our drug delivery technology agreements was 35% higher than our cash target.

•	The committee recognized that we had achieved our goal with respect to the Edison back-up compound and agreed to a credit of 15% as we selected and acquired the compound in September 2009.

•

The committee recognized that we had partially achieved our A0001 clinical goal and agreed to a credit of 10% in recognition of the progress made in this program during 2009, including the commencement of two Phase IIa proof of concept trials for A0001, including one in patients with Friedreich’s Ataxia, with data expected in the third quarter of 2010. The committee also recognized that we had partially achieved our Opana ER licensing goal as the agreement entered into with Valeant Pharmaceuticals generated less than $1 million in cash for us after sharing the proceeds with our collaborator, Endo Pharmaceuticals, and taking into account foreign currency conversion, and agreed to a credit of 15%.

In February 2010, the committee also evaluated the individual performance of our executive officers and determined the bonus credit that would be given for individual performance objectives.

•

The committee determined to give Ms. Good the full 25% for her individual performance during 2009 in recognition of her role in negotiating and signing the Opana ER transaction with Valeant Pharmaceuticals, in working under our collaboration and licensing agreements with Endo, Edison and Otsuka and in our other 2009 business development activities and in transitioning the company to profitability, as well as for her leadership of the company during an adversarial proxy contest, including with our employees, our shareholders and our business partners.

•

The committee determined that Dr. Sciascia had achieved his individual goal with respect to managing our cash burn and partially achieved his goals with respect to the clinical development of A0001, and based on this, determined to give him credit for 18% of the 25% for his individual performance objectives.

•

The committee determined that Dr. Hawi had achieved her individual goals with respect to managing our cash burn, our drug delivery technology business and the selection of a back-up compound for A0001 and had only partially achieved her goals with respect to the clinical development of A0001, and based on this, determined to give her credit for 23% of the 25% for her individual performance objectives.

•

The committee determined that Dr. Baichwal had achieved his individual goal with respect to managing our cash burn, had exceeded his goal with respect to the cash generated under drug delivery technology agreements and did not achieve his goal with respect to Opana ER transactions, and based on this and his important role in our relationship with Otsuka and in the patent area, determined to give Dr. Baichwal credit for the full 25% for his individual performance objectives.

Based on these determinations, the committee determined the cash bonuses for 2009 as follows:

Executive Officer	2009 Bonus Targets	2009 Annual Cash Bonus Payments	Percentage of Bonus Target
Jennifer L. Good,	$154,800	$139,000	90%
President and Chief Executive Officer

Thomas R. Sciascia, M.D.,	$93,000	$77,000	83%
Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer

Amale Hawi, Ph.D.,	$84,480	$74,000	88%
Senior Vice President, Pharmaceutical Development

Anand R. Baichwal, Ph.D.,	$74,400	$67,000	90%
Senior Vice President, Licensing and Chief Scientific Officer

The committee also considered whether to modify the officers’ bonus targets for 2010 but left them unmodified upon the determination that these targets were consistent with the targeted 50th percentile. The committee did agree to revisit Ms. Good’s bonus target for 2010 following the collection of additional market data, and on May 6, 2010, the committee, after reviewing market data regarding bonus targets for chief executive officers, approved a 2010 bonus target for Ms. Good of 50% of her annual base salary.

Stock Option Awards

Our equity award program is our primary vehicle for offering long-term incentives to our executives. The committee believes that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our shareholders. In addition, the vesting feature of our equity grants is intended to further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. In determining the size of equity grants to our executives, the compensation committee considers comparative share ownership to executives in the peer group and survey data, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such equity and the recommendations of management.

We typically make an initial equity award of stock options to new executives, annual option grants as part of the overall compensation program and other option grants in connection with promotions during the year. All grants of options to our executives are approved by the Compensation Committee.

Our equity awards to our executives have been in the form of stock options. The Compensation Committee reviews all components of the executive’s compensation when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. As with the other forms of executive compensation, we intend that the share numbers of these awards will be set near the 50th percentile of option grants by comparable companies as set forth in the compensation data.

Typically, the stock options we grant to our executives have ten-year option terms and vest in four equal annual installments. We set the exercise price of all stock options to equal the closing price of our common stock on the day of the grant. Prior to the exercise of an option, the holder has no rights as a shareholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. The stock option agreements with our executive officers provide that the stock options will become immediately exercisable in full if there is a change in control of the company, upon death or disability, or upon retirement in accordance with our normal retirement policy. Except in the case of termination for cause, exercise rights cease twelve months after the date of termination, or upon death or disability.

We do not have any equity ownership guidelines for our executives.

Equity awards to our executives are typically granted annually in conjunction with the committee’s review of their individual performance. This review generally takes place at a meeting of the Compensation Committee held in the first quarter of each year. We do not plan to make these annual grants of stock options at a time when we are aware of material non-public information. We generally time annual option grants so that the grants occur after the release of our financial results for the previous fiscal year.

On February 17, 2009, the Compensation Committee approved for our named executive officers the stock option awards set forth in the table below.

Executive Officer	Number of Shares Subject to Stock Options Granted
Jennifer L. Good,	100,000
President and Chief Executive Officer

Thomas R. Sciascia, M.D.,	65,000
Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer

Amale Hawi, Ph.D.,	65,000
Senior Vice President, Pharmaceutical Development

Anand R. Baichwal, Ph.D.,	50,000
Senior Vice President, Licensing and Business Development

In granting these awards, the committee acknowledged that these option levels were identical to the option levels granted in 2008 and that 2008 option levels had been deemed generous in light of the relatively low cash bonuses that were granted to the executives for 2007 and determined that, given the salary freeze, the option awards should continue to be generous. The committee also considered the compensation data and determined that these awards were within the desired range with regard to the number of shares underlying the options granted to each executive.

Severance/Change in Control Benefits

Retention Agreements

We enter into executive retention agreements with each of our executive officers. Pursuant to the executive retention agreements and our stock option agreements under our stock incentive plans, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances following a change in control. We have provided more detailed information about these agreements and benefits, along with estimates of their value under various circumstances, under the caption “Potential Payments Upon Termination or Change in Control” below.

The committee first decided that we should enter into executive retention agreements with our executive officers in 2005 after reviewing the practices of other companies. The committee believed that the benefits provided for by these agreements would provide management with the appropriate incentives to act in the best interest of the shareholders, as well as help us attract and retain the necessary executive talent for growing our business. These agreements were set to expire at the end of 2008. As a result, during 2008, the committee considered whether to let the agreements expire, or to enter into new retention agreements and, if so, on what terms. After consulting with the Board, in November 2008, the committee concluded that it continued to believe that retention agreements are an important component of the incentives we provide to our executive officers. As a result, the committee recommended, and the board approved, new executive retention agreements for our executive officers.

As with the expired agreements, we structured the new executive retention agreements to provide “double trigger” benefits. In other words, the change in control does not itself trigger benefits; rather, benefits are paid only if the employment of the executive is terminated by us other than for cause, death or disability, or by the executive for good reason during a specified period after the change in control. This period was initially 12 months. We believe a “double trigger” benefit maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their job. Our stock option agreements, however, do provide for full acceleration of vesting upon a change in control.

We did, however, adjust the change in control benefits payable under the agreements after comparing the benefits provided under the expiring agreements with the benefits generally provided in similar circumstances by other companies in the industry. Under the prior agreements, the severance benefits had been determined based on the number of years of service with the company. Under the new agreements, benefits are determined based on the executive’s position with the company.

On March 16, 2010, we entered into amendments to the agreements with each of our executive officers. Under the amended agreements, benefits are paid only if the employment of the executive is terminated by us other than for cause, death or disability, or by the executive for good reason during the 18-month period following the change in control, rather than the 12-month period initially provided by the agreement. The amended agreements also provide for earlier payment of the severance amounts (including payment of as much as possible in a lump sum) to the extent permitted by Section 409A of the Internal Revenue Code. The amended agreement did not increase the amount of severance payable to the executives. The Compensation Committee approved the amendments in recognition of the uncertainty our executives faced as a result of the anticipated proxy contest in connection with the 2010 annual meeting of shareholders.

Severance

In connection with the resignation of Mr. Palleiko, our former Senior Vice President, Corporate Development, and Chief Financial Officer, on January 21, 2009, the committee approved a severance and settlement and release agreement with Mr. Palleiko that provided for a severance payment in the aggregate amount of $225,750, which was paid in equal bi-weekly installments to Mr. Palleiko over the nine months following the date of his termination, plus $15,416 in premiums paid on behalf of Mr. Palleiko in respect of health, dental and vision insurance coverage for the nine-month period following Mr. Palleiko’s termination. Additionally, the severance agreement provided for acceleration of vesting with respect to an aggregate of 16,250 shares of common stock under stock options issued to Mr. Palleiko on March 13, 2008 and June 11, 2008, such that the shares became immediately exercisable as of January 30, 2009. 11,375 of such shares had an exercise price of $2.62, and 4,875 of such shares had an exercise price of $3.05. The closing price of our common stock on the NASDAQ Global Market was $1.77 on January 30, 2009, the date on which such options were modified to become fully vested. In approving these benefits, the committee considered the terms of prior separation arrangements entered into by us with former executive officers and the contributions made by Mr. Palleiko during his tenure with us.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, and a 401(k) plan. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. We contribute $0.75 for every dollar of employee contributions to the 401(k) plan, up to 6% of the employee’s eligible pay.

We limit the perquisites that we make available to our executive officers. Our executive officers are entitled to few benefits that are not otherwise available to all of our employees. For example, we do not provide pension arrangements, post-retirement health coverage or similar benefits to our executive officers or our other employees. Similarly, our health and insurance plans are the same for all employees.

In 2009, Ms. Good received a monthly allowance of $1,000 of reimbursement for her vehicle. We also paid the hotel and living expenses of Dr. Sciascia for those nights that he stayed in Danbury, Connecticut.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to each of our chief executive officer, our chief financial officer and each other officer whose compensation is required to be reported to our shareholders pursuant to the Exchange Act by reason of being among our three most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Risks Arising from Compensation Policies and Practices

We believe our approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results assist in mitigating excessive risk-taking that could harm our value or reward poor judgment by our executives. Several features of our programs reflect sound risk management practices. We believe we have allocated our compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking. Further, with respect to our incentive compensation programs, although the corporate performance metrics that determine payouts for certain business operations leaders are based in part on the achievement of business segment metrics, the metrics that determine payouts for our executive officers are company-wide metrics only. This is based on our belief that applying company-wide metrics encourages decision-making that is in the best long-term interests of Penwest and our shareholders as a whole. The mix of equity award instruments used under our long-term incentive program that includes full value awards also mitigates risk. Finally, the multi-year vesting of our equity awards properly accounts for the time horizon of risk.

Executive Compensation

Summary Compensation

The following table contains information about the compensation of each of our named executive officers for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)		Total ($)
Jennifer L. Good (3)	2009	$398,130	$—	$98,000	$139,000	$24,600	(4)	$659,730
President and Chief Executive Officer	2008	381,374	—	178,600	92,880	23,925		676,779
	2007	369,339	45,000	453,050	—	23,700		891,089

Benjamin L. Palleiko (5)	2009	29,231	—	—	—	241,885	(6)	271,116
Former Senior Vice President, Corporate Development and Chief Financial Officer	2008	296,028	—	116,090	36,120	18,475		466,713
	2007	287,878	29,200	209,100	—	17,478		543,656

Thomas R. Sciascia	2009	318,991	—	63,700	77,000	17,535	(7)	447,226
Senior Vice President, Clinical Development and Regulatory and Chief Medical Officer	2008	305,086	—	116,090	55,800	17,707		494,683
	2007	294,652	30,000	313,650	—	17,773		656,075

Amale Hawi, Ph.D. (8)	2009	292,099	—	63,700	74,000	12,180	(9)	441,979
Senior Vice President, Pharmaceutical Development	2008	279,565	—	89,300	63,360	11,505		443,730
	2007	172,404	—	684,000	18,425	4,011		878,840

Anand R. Baichwal, Ph.D.	2009	254,607	—	49,000	67,000	12,600	(10)	383,207
Senior Vice President, Licensing and Business Development	2008	244,334	—	80,370	40,920	11,925		377,549
	2007	234,652	24,000	209,100	—	11,700		479,452

(1)	Aggregate grant date fair value of option awards granted during the year computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“FASB ASC Topic 718”). The grant-date fair value was determined using a Black-Scholes valuation applied to the number of shares which may be purchased under an option grant. The assumptions used in the Black-Scholes valuations and the resulting values per share may be found in Note 11 of the company’s 2009 Form 10-K filed with the SEC on March 16, 2010.
(2)	The amounts in this column reflect payments made under our annual cash incentive bonus program, which is described above in “Compensation Discussion and Analysis.”
(3)	Ms. Good, who is a former member of our Board, did not receive any additional compensation in her capacity as a director.
(4)	Consists of:

•	$12,000 in an automobile allowance;

•	$11,025 in matching contributions under the Penwest Pharmaceuticals Co. Savings Plan; and

•	$1,575 in premiums paid on behalf of Ms. Good for supplemental life and disability insurance plans.

(5)

In connection with the resignation of Mr. Palleiko, our former Senior Vice President, Corporate Development, and Chief Financial Officer, on January 21, 2009, the committee approved a severance and settlement and release agreement with Mr. Palleiko that provided for a severance payment in the aggregate amount of $225,750, which was paid in equal bi-weekly installments to Mr. Palleiko over the nine months following the date of his termination, plus $15,416 in premiums paid on behalf of Mr. Palleiko in respect of health, dental and vision insurance coverage for the nine-month period following Mr. Palleiko’s termination.

Additionally, the severance agreement provided for acceleration of vesting with respect to an aggregate of 16,250 shares of common stock under stock options issued to Mr. Palleiko on March 13, 2008 and June 11, 2008, such that the shares became immediately exercisable as of January 30, 2009.

(6)	Consists of the payments described in footnote 5, in connection with the termination of Mr. Palleiko’s employment, in addition to the following payments made during Mr. Palleiko’s employment:

•	$588 in hotel and living expense reimbursements for Mr. Palleiko;

•	$131 in premiums paid on behalf of Mr. Palleiko for supplemental life and disability insurance.

(7)	Consists of:

•	$4,935 in hotel and living expense reimbursements for Dr. Sciascia;

•	$11,025 in matching contributions under the Penwest Pharmaceuticals Co. Savings Plan; and

•	$1,575 in premiums paid on behalf of Dr. Sciascia for supplemental life and disability insurance plans.

(8)	Dr. Hawi joined the company in May 2007.
(9)	Consists of:

•	$11,025 in matching contributions under the Penwest Pharmaceuticals Co. Savings Plan; and

•	$1,155 in premiums paid on behalf of Dr. Hawi for supplemental life and disability insurance plans.

(10)	Consists of:

•	$11,025 in matching contributions under the Penwest Pharmaceuticals Co. Savings Plan; and

•	$1,575 in premiums paid on behalf of Dr. Baichwal for supplemental life and disability insurance plans.

Employment Letter Arrangements and Other Agreements with our Named Executive Officers

In connection with the resignation of Mr. Palleiko, our former Senior Vice President, Corporate Development, and Chief Financial Officer, on January 21, 2009, the committee approved a severance and settlement and release agreement with Mr. Palleiko that provided for a severance payment in the aggregate amount of $225,750, which was paid in equal bi-weekly installments to Mr. Palleiko over the nine months following the date of his termination, plus $15,416 in premiums paid on behalf of Mr. Palleiko in respect of health, dental and vision insurance coverage for the nine-month period following Mr. Palleiko’s termination. Additionally, the severance agreement provided for acceleration of vesting with respect to an aggregate of 16,250 shares of common stock under stock options issued to Mr. Palleiko on March 13, 2008 and June 11, 2008, such that the shares became immediately exercisable as of January 30, 2009.

We have entered into executive retention agreements with each of our named executive officers. A description of the executive retention agreements entered into with each named executive officer is included under “Potential Payments Upon Termination or Change in Control” below.

Grants of Plan-Based Awards During 2009

The following table summarizes information regarding options granted to each of the named executive officers during the year ended December 31, 2009.

2009 Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards; Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Option Awards ($) (4)
Name	Threshold ($)	Target ($) (1)	Maximum ($)	Grant Date
Jennifer L. Good	—	—	154,800	3/5/09	100,000	1.56	98,000
Benjamin L. Palleiko	—	—	—	—	—	—	—
Thomas Sciascia, M.D.	—	—	93,000	3/5/09	65,000	1.56	63,700
Amale Hawi, Ph.D.	—	—	84,480	3/5/09	65,000	1.56	63,700
Anand R. Baichwal, Ph.D.	—	—	74,400	3/5/09	50,000	1.56	49,000

(1)	This reflects the targets set for 2009 under our annual cash incentive bonus program, as described in “Compensation Discussion and Analysis.”
(2)	Options granted in 2009 to the named executive officers become exercisable in four equal annual installments, commencing one year after the vesting commencement date, which is typically the grant date.
(3)	The exercise price of the stock option awards is equal to the closing price of our common stock on the grant date as reported by the NASDAQ Global Market.
(4)	Grant date fair value of option awards computed in accordance with ASC Topic 718.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table summarizes information regarding unexercised stock options held by the named executive officers as of December 31, 2009.

2009 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Option (#) Exercisable		Number of Securities Underlying Unexercised Option (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Jennifer L. Good	22,000		—		12.75	2/2/10
	32,000		—		12.00	3/1/11
	32,000		—		19.13	2/14/12
	50,000		—		9.90	2/20/13
	50,000		—		16.39	2/12/14
	45,000		—		10.35	2/17/15
	50,000		—		16.14	11/23/15
	37,500	(1)	12,500	(1)	22.67	2/9/16
	32,500	(2)	32,500	(2)	13.02	3/1/17
	17,500	(3)	52,500	(3)	2.62	3/13/18
	7,500	(4)	22,500	(4)	3.05	6/11/18
	—		100,000	(5)	1.56	3/5/19

Benjamin L. Palleiko	75,000		—	(7)	17.15	1/21/10
	7,500		—	(7)	13.02	1/21/10
	11,375		—	(7)(8)	2.62	1/21/10
	4,875		—	(7)(8)	3.05	1/21/10

Thomas Sciascia, M.D.	75,000		—		13.00	3/6/11
	25,000		—		19.13	2/14/12
	36,000		—		9.90	2/20/13
	30,000		—		16.39	2/12/14
	35,000		—		10.35	2/17/15
	22,500	(1)	7,500	(1)	22.67	2/9/16
	22,500	(2)	22,500	(2)	13.02	3/1/17
	11,375	(3)	34,125	(3)	2.62	3/13/18
	4,875	(4)	14,625	(4)	3.05	6/11/18
	—		65,000	(5)	1.56	3/5/19

Amale Hawi, Ph.D.	50,000	(6)	50,000	(6)	12.09	5/2/17
	8,750	(3)	26,250	(3)	2.62	3/13/18
	3,750	(4)	11,250	(4)	3.05	6/11/18
	—		65,000	(5)	1.56	3/5/19

Anand R. Baichwal, Ph.D.	15,000		—		12.75	2/2/10
	20,000		—		12.00	3/1/11
	20,000		—		19.13	2/14/12
	20,000		—		9.90	2/20/13
	20,000		—		10.35	2/17/15
	22,500	(1)	7,500	(1)	22.67	2/9/16
	15,000	(2)	15,000	(2)	13.02	3/1/17
	7,875	(3)	23,625	(3)	2.62	3/13/18
	3,375	(4)	10,125	(4)	3.05	6/11/18
	—		50,000	(5)	1.56	3/5/19

(1)	These options vest in four equal annual installments with the first installment vesting on February 9, 2007.
(2)	These options vest in four equal annual installments with the first installment vesting on March 1, 2008.
(3)	These options vest in four equal annual installments with the first installment vesting on March 13, 2009.
(4)	These options vest in four equal annual installments with the first installment vesting on June 11, 2009.
(5)	These options vest in four equal installments with the first installment vesting on March 5, 2010.
(6)	These options vest in four equal annual installments with the first installment vesting on May 2, 2008.
(7)	These options expired one year from the date of termination of Mr. Palleiko’s employment with us.
(8)	Vesting of options was accelerated in 2009 as part of the severance agreement between Mr. Palleiko and the company.

Option Exercises and Stock Vested During 2009

None of the named executive officers exercised any vested options during 2009. We do not have a policy of granting our named executive officers restricted or non-restricted shares of our common stock. We did not grant to any named executive officers any awards of common stock in 2009.

Potential Payments Upon Termination or Change in Control

On November 12, 2008, we entered into executive retention agreements with each of our executive officers. These retention agreements replaced prior retention agreements with each of our executive officers that had been scheduled to expire on December 31, 2008. On March 10, 2010, we entered into amendments to these agreements.

The retention agreements, as amended, provide that, if, within 18 months following a change in control of our company, the executive’s employment is terminated by us other than for cause, death, or disability, or by the executive for good reason, as such terms are defined in the retention agreements:

•

we will pay the executive an amount equal to either 200% (in the case of our chief executive officer) or 150% (in the case of our other executive officers) of the highest annual base salary during the period of the executive’s employment with us and the highest annual bonus during the period of the executive’s employment with us, including the target bonus of the executive for the calendar year during which the date of termination occurs, with such amount to be paid as soon as possible following termination, subject to any delay required by Section 409A of the Internal Revenue Code;

•

we will pay the full premium for group medical insurance under the continuation coverage rules known as COBRA, up to the amount that we pay for active and similarly-situated employees who receive the same type of coverage, with such payments to last until the earlier of (i) 24 months (in the case of our chief executive officer) or 18 months (in the case of our other executive officers) following the date the executive’s employment is terminated and (ii) the date the COBRA continuation coverage expires (and a cash payment equal to the company portion of the premiums for the remainder of the period); and

•

the vesting of all stock options and restricted stock held by the executive will be accelerated in full, to the extent not already vested, and all shares of stock underlying stock options and all shares of restricted stock will be free of any right of repurchase by us.

Under the terms of the Retention Agreements, the election of the three new Class I directors at our 2010 annual meeting of shareholders constituted a change in control of our company, and Merger Sub’s acceptance for payment of shares tendered in the Offer would also constitute a change in control of our company.

The following table shows payments and benefits potentially payable to each of our named executive officers that was employed with us on December 31, 2009 if he or she were to be terminated other than for cause, death or disability, or resigns for good reason following a change in control of our company. The amounts shown assume that such termination was effective as of December 31, 2009, and thus include amounts earned through such time, and are estimates of the amounts that would be paid out to the executive upon his or her termination. Mr. Palleiko is not included on the following table as his employment with the company terminated in January 2009, as described under “Severance/Change in Control Benefits—Severance”.

Name	Base Salary ($)	Bonus ($)	Continuing Benefits ($)	Additional Payments ($) (1)	Acceleration of Stock Options ($) (2)
Jennifer L. Good	774,000	309,600	36,624	10,000	103,000
Thomas R. Sciascia, M.D.	465,000	139,500	31,041	10,000	66,950
Amale Hawi, Ph.D.	422,400	126,720	9,996	10,000	66,950
Anand R. Baichwal, Ph.D.	372,000	111,600	31,054	10,000	51,500

(1)	Consists of compensation for the discontinuance of life insurance, accidental death and dismemberment insurance and long-term disability insurance benefits that would have been provided over the 24 months (in the case of our chief executive officer) or 18 months (in the case of our other executive officers) had the executive’s employment not been terminated.
(2)	This amount would be determined by multiplying the number of option shares that would accelerate, assuming a December 31, 2009 employment termination date, by the excess of $2.59 over the exercise price of the option. $2.59 is the closing price of our common stock on the NASDAQ Global Market on December 31, 2009.

If the director nominees proposed by Tang Capital and Perceptive are elected at the annual meeting, a change in control of the company will be deemed to have occurred under the terms of the retention agreements.

Compensation of Directors

Under our director compensation program, non-employee directors receive annual fees, meeting fees and equity compensation as follows. Kevin C. Tang , Joseph E. Edelman and John G. Lemkey do not accept any compensation in connection with their service as directors.

Annual Fees

Each non-employee director receives:

Annual retainer as a director	$20,000
Additional annual retainer for chairman of the board	15,000
Additional annual retainer for audit committee chair	15,000
Additional annual retainer for other audit committee members	5,000
Additional annual retainer for other board committee chairs	10,000
Additional annual retainer for other board committee members	3,000

We pay these annual retainers in quarterly installments on the first business day of each calendar quarter. Directors may elect to receive these fees in cash, shares of our common stock or a combination of both. For those directors that have elected to receive shares of stock in lieu of cash fees, we determine the number of shares of common stock to be issued in lieu of cash fees by dividing the fees to be paid in stock by the closing price of our common stock on the date the fees are otherwise payable. In 2009, we granted an aggregate of 14,014 shares of common stock related to annual retainer fees and meeting fees, as described below, to our non-employee directors at a weighted average of $2.00 per share.

Meeting Fees

We also pay our non-employee directors, in cash or shares of our common stock pursuant to a director’s election, fees of $1,500 for each board meeting attended in person and fees of between $500 and $1,000 for each board meeting attended telephonically. For those directors that have elected to receive shares of stock in lieu of cash fees, we determine the number of shares of common stock to be issued in lieu of cash fees by dividing the fees to be paid in stock by the closing price of our common stock on the date the fees are otherwise due.

Equity Compensation

On the first business day of each calendar year, we issue each non-employee director either options to purchase 12,000 shares of our common stock or a grant of 6,000 shares of restricted common stock, as elected by each director. The exercise price of the options equals the closing price of our common stock on the grant date. Options granted pursuant to this program vest on the first anniversary of the date of grant. Shares of restricted common stock granted pursuant to this program are granted without requiring payment of additional consideration by the recipient and vest on the first anniversary of the grant date. The vesting of options and of the restricted common stock granted to our non-employee directors is subject to acceleration in full upon a change in control of our company.

In addition, upon the date of the initial election of a non-employee director to our board, we grant such non-employee director 20,000 shares of restricted common stock and grant an additional 12,000 shares of restricted common stock every four years thereafter. These shares vest in four equal annual installments commencing upon the first anniversary of the date of the grant. The vesting of the restricted common stock is subject to acceleration in full upon a change in control of our company.

Expense Reimbursement

We reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the Board and committees of the board.

The following table summarizes the amounts paid (and stock awards made) to our non-employee directors during 2009.

2009 Director Compensation

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Total ($)
Christophe M. Bianchi, M.D. (5)	$42,250	$—	$12,600	$54,850
Peter F. Drake, Ph.D.	36,249	30,300	—	66,549
Joseph E. Edelman (6)	—	—	—	—
Paul Freiman (7)	60,250	10,020	—	70,270
Robert J. Hennessey (8)	17,750	—	12,600	30,350
David P. Meeker, M.D.	50,750	—	12,600	63,350
W. James O’Shea (9)	21,500	—	12,600	34,100
John N. Staniforth, Ph.D. (10)	11,500	10,020	—	21,520
Kevin C. Tang (6)	—	—	—	—
Anne M. VanLent	50,750	—	12,600	63,350

(1)	Jennifer L. Good, one of our former directors, is also our President and Chief Executive Officer and a named executive officer. Ms. Good did not receive any additional compensation as a director. See “Summary Compensation Table” above for disclosure relating to her compensation.
(2)	Includes fees that were paid in shares of common stock in lieu of cash at the directors’ elections:

•	Dr. Drake received 14,014 shares of common stock in lieu of $27,999 of cash fees

(3)	The amounts shown represent the aggregate grant date fair value, computed using the market price on the date of grant of restricted stock awards granted during 2009, in accordance with FASB ASC Topic 718.
(4)	The amounts shown represent the aggregate grant date fair value of option awards granted during 2009 computed in accordance with FASB ASC Topic 718. The grant date fair value was determined using a Black-Scholes valuation applied to the number of shares granted under an option. The assumptions used in the Black-Scholes valuations and the resulting values per share may be found in Note 11 of the company’s 2009 Form 10-K filed with the SEC on March 16, 2010.

(5)	Christophe M. Bianchi’s term as a director expired at the 2010 annual meeting.
(6)	Joseph Edelman and Kevin Tang have elected not to receive compensation for serving as a member of the Board.
(7)	Paul Frieman’s term as a director expired at the 2010 annual meeting.
(8)	Robert Hennessey’s term as a director expired at the 2009 annual meeting. In connection with this, the vesting of options to purchase 12,000 shares of our common stock, and the vesting of 6,000 shares of our restricted stock granted to him in 2007, were accelerated in full. The grant date fair value of such options was $12,600, and the fair value of such options on the date of acceleration was $11,640. The grant date fair value of such restricted stock was $88,710, and the fair value of such restricted stock on the date of acceleration was $13,560.
(9)	W. James O’Shea’s term as a director expired at the 2009 annual meeting. In connection with this, the vesting of options to purchase 12,000 shares of our common stock, and the vesting of 10,000 shares of our restricted stock, were accelerated in full. The grant date fair value of such options was $12,600, and the fair value of such options on the date of acceleration was $12,480. The grant date fair value of such restricted stock was $134,100, and the fair value of such restricted stock on the date of acceleration was $24,300.
(10)	John N. Staniforth’s term as a director expired at the 2009 annual meeting. In connection with this, the vesting of 6,000 shares of our restricted stock granted to him in 2009, and the vesting of 6,000 shares of our restricted stock granted to him in 2007, were accelerated in full. The grant date fair value of such restricted stock granted to him in 2009 was $10,020, and the fair value of such restricted stock on the date of acceleration was $14,580. The grant date fair value of such restricted stock granted to him in 2007 was $89,160, and the fair value of such restricted stock on the date of acceleration was $14,580.

The following table shows the aggregate number of unvested stock awards held by each of our non-employee directors as of December 31, 2009, and the aggregate number of shares subject to options held by each of our non-employee directors as of December 31, 2009.

Name	Aggregate Number of Unvested Stock Awards as of 12/31/09	Aggregate Number of Option Awards as of 12/31/09
Christophe M. Bianchi, M.D.	10,000	12,000
Peter F. Drake, Ph.D.	18,000	—
Joseph E. Edelman	—	—
Paul Freiman	12,000	58,673
Robert J. Hennessey	—	73,568
David P. Meeker, M.D.	10,000	12,000
W. James O’Shea	—	12,000
John N. Staniforth, Ph.D.	—	79,666
Kevin C. Tang	—	—
Anne M. VanLent	6,000	83,374

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Zarrabian and Tang and Dr. Wong. No member of the Compensation Committee was at any time during 2009, or formerly, an officer or employee of ours or any subsidiary of ours, nor has any member of the Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K of the Exchange Act.

None of our executive officers serves as a member of the Board or the Compensation Committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee.

Certain Relationships and Transactions with Related Persons

Related Person Transactions

We have determined that there were no related party transactions to disclose in 2009.

Policy and Procedures for Related Person Transactions

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Penwest is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% shareholders (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest, which we refer to as a related person transaction.

The policy calls for proposed related person transactions to be reviewed and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Penwest’s best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

ANNEX II

Merrill Lynch, Pierce, Fenner & Smith Incorporated	Bank of America Merrill Lynch GLOBAL CORPORATE & INVESTMENT BANKING

August 9, 2010

The Board of Directors

Penwest Pharmaceuticals Co.

2981 Route 22

Suite 2

Patterson, New York 12563

Members of the Board of Directors:

We understand that Penwest Pharmaceuticals Co. (“Penwest”) proposes to enter into an Agreement and Plan of Merger, dated as of August 9, 2010 (the “Agreement”), among Endo Pharmaceuticals Holdings, Inc. (“Endo”), West Acquisition Corp., a wholly owned subsidiary of Endo (“Merger Sub”), and Penwest, pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Penwest (“Penwest Common Stock”) at a purchase price of $5.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into Penwest and each outstanding share of Penwest Common Stock not tendered in the Tender Offer (other than shares of Penwest Common Stock owned by Endo, Merger Sub or Penwest and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). We understand that, concurrently with the execution of the Agreement, Endo, Merger Sub and certain shareholders of Penwest (including the Penwest 13D Filers (as defined below)) will enter into shareholder tender agreements pursuant to which such shareholders will agree, subject to the terms thereof, to tender their shares of Penwest Common Stock into the Tender Offer. “Penwest 13D Filer” means each person who, as of the date hereof, is the beneficial owner of more than 5% of the outstanding shares of Penwest Common Stock and is a reporting person on a Statement of Beneficial Ownership on Schedule 13D (or amendment thereto) filed with the Securities and Exchange Commission with respect to the Penwest Common Stock prior to the date hereof. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Penwest Common Stock (other than Endo, Merger Sub, the Penwest 13D Filers and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Penwest;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Penwest furnished to or discussed with us by the management of Penwest, including certain financial forecasts relating to Penwest prepared by the management of Penwest (such forecasts, “Penwest Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of Penwest with members of senior management of Penwest;

(iv)	discussed with members of senior management of Penwest the terms of, and their assessment as to the prospects of Penwest under, the strategic alliance agreement between Penwest and Endo;

The Board of Directors

Penwest Pharmaceutical Co.

(v)	reviewed the trading history for Penwest Common Stock; reviewed the Agreement and certain related agreements; and

(vii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Penwest that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Penwest Forecasts, we have been advised by Penwest, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Penwest as to the future financial performance of Penwest. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Penwest, nor have we made any physical inspection of the properties or assets of Penwest. We have not evaluated the solvency or fair value of Penwest or Endo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Penwest, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Penwest or the contemplated benefits of the Transaction. We have also relied, at the direction of Penwest, upon the assessments of senior management of Penwest as to the prospects of Penwest under the strategic alliance agreement between Penwest and Endo.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Penwest or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Penwest Common Stock (other than Endo, Merger Sub, the Penwest 13D Filers and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Penwest or in which Penwest might engage or as to the underlying business decision of Penwest to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Penwest in connection with the Transaction and will receive a fee for our services, all of which is contingent upon consummation of the Transaction. In addition, Penwest has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies,

The Board of Directors

Penwest Pharmaceutical Co.

governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Penwest, Endo and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Penwest and have received or in the future may receive compensation for the rendering of these services, including having acted as placement agent in connection with a private placement of Penwest’s equity securities.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Endo and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under a credit facility of Endo and (ii) having provided or providing certain treasury management products and services to Endo.

It is understood that this letter is for the benefit and use of the Board of Directors of Penwest in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Penwest Common Stock (other than Endo, Merger Sub, the Penwest 13D Filers and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED